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Follow-Up Materials

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REGISTRANT'S NAME Bridgestone

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THOMSON FINANCIAL

FILE NO. 82- 1264 FISCAL YEAR 12-31-04

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DAT : 5/17/05

BRIDGESTONE





Annual Report 2004













Table of Contents

Financial Highlights

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2004 and 2003

	Millions of yen		Percent change	Thousands of U.S. dollars
	2004	2003	2004/2003	**2004**
Net sales	**¥2,416,685**	¥2,303,917	+4.9	**$23,190,529**
Net income	**114,453**	88,720	+29.0	**1,098,292**
Total assets	**2,333,708**	2,220,613	+5.1	**22,394,281**
Shareholders' equity	**934,981**	887,987	+5.3	**8,972,085**
Capital expenditure	**191,000**	155,742	+22.6	**1,832,838**

Per share in yen and U.S. dollars				
Net income				
Basic	**¥138.96**	¥102.75	+35.2	**$1.33**
Diluted	**138.94**	102.56	+35.5	**1.33**
Cash dividends	**19.00**	16.00	–	**0.18**

Note: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥104.21 to $1, the approximate fiscal year-end rate.

THE BRIDGESTONE GROUP is the world's largest manufacturer of tires and other rubber products. Bridgestone Corporation, headquartered in Tokyo, is the parent company of the group. Its subsidiaries Bridgestone Americas Holding, Inc., and Bridgestone Europe NV/SA have extensive operations in their markets. The group has also built a large presence in China and other Asian nations besides Japan, in Australia and New Zealand, in the Middle East, and in Africa. Tires account for 80 percent of Bridgestone Group sales worldwide. In diversified operations, the group's business spans industrial rubber and chemical products, electro-materials, sporting goods, and bicycles. The Bridgestone Group markets its tires and other products in more than 150 nations.

A Time of Unprecedented Opportunity (and huge challenges)

THIS IS A TIME of tremendous opportunity for Bridgestone, and we are moving aggressively to capitalize on that opportunity even while addressing huge challenges. Global demand for tires is growing, and demand for passenger car tires in the industrialized nations is shifting toward high-performance tires and tires of large rim sizes. Our global production network and our unexcelled capabilities in product development position us better than any other tire manufacturer to serve both of these trends.

In 2004, our fiscal performance reflected the positive trends in our markets. Net income rose 29%, to ¥114.5 billion ($1.1 billion), its highest level ever, on a 5% increase in net sales, to ¥2,416.7 billion ($23.2 billion), also a record. The growth in sales reflected the global growth in tire demand and our success in increasing supply capacity to meet that growth. It also reflected a strong performance in diversified products, led by automotive components and—in North America—by roofing materials.

The growth in net income reflected the growth in sales, but it also reflected the challenges that we face. Chief among those challenges is an upturn of unprecedented magnitude and persistence in prices for raw materials. That upturn diminished our operating income about ¥49 billion ($470 million) in 2004.

Another challenge is the continuing appreciation of the yen against the dollar. The average yen/dollar exchange rate in 2004 was $1 = ¥108, compared with $1 = ¥116 in the previous year. Movement in currency exchange rates diminished our operating income about ¥6 billion ($58 million) in 2004.

We reinforced our profitability in 2004 by achieving unit sales growth, by raising prices, by shifting our sales portfolio toward higher-value-added products, and by employing a tax credit available in Japan for R&D expenditures. Raw material prices and exchange rates, however, will continue to weigh on earnings. High and rising raw material prices, especially, are a pressing issue of long-term ramifications for our entire industry.

While dealing with opportunity and adversity, we continued to demonstrate a strong commitment to maximizing shareholder value. We have repurchased shares worth approximately ¥100 billion since 2003, and we have retired shares worth about ¥50 billion. Our plans call for repurchasing shares worth ¥50 billion in 2005.

Dividends are another important way of rewarding shareholders. We raised our dividends for 2004 by ¥3 ($0.03), to ¥19 ($0.18), and we plan a further dividend increase in 2005, to ¥20. Management policy at Bridgestone emphasizes steady dividends. The dividend increase for 2004 and the one planned for 2005 reflect what we regard as a fundamental improvement in our structure of earnings.

Capitalizing on Opportunity

Our management policy centers on pursuing strategic, qualitative growth. In that spirit, we launched a capital spending program of unprecedented scope in 2003, and we announced a broadening of that program in February 2005. Our tire production volume increased an average of 4% annually over the 10 years to 2004. To maintain that growth momentum, we have earmarked ¥227 billion for capital spending over the five years from 2003 to 2007. That capital spending addresses the overall growth in global unit demand for tires and the shift in industrialized-nation demand toward high-performance tires and large rim diameter tires.

We began producing tires in 2004 at two new plants in Thailand and China. Bridgestone Group companies are building or preparing to build two more tire plants in Brazil and Mexico, and we will expand our Chinese production capacity further.

The Poznan Plant, in Poland, became the Bridgestone Group's first plant to produce runflat tires outside Japan in late 2004, and we are preparing to produce runflat tires in South Africa. Runflats continue to operate safely for up to specified maximum distances and speeds after a loss of air pressure. We have established a de facto standard for runflat tires with our sidewall-reinforcement technology, and we anticipate huge growth in global demand for those tires.

Our revolutionary BIRD production system for tires began operation in January 2005 at our Hikone Plant, in Japan. BIRD, which stands for Bridgestone Innovative and Rational Development, is the world's first tire production system that automates the entire manufacturing sequence from the processing of materials to the final inspection of the finished tires. The new Bridgestone Group plant in Mexico will also use BIRD.

Raw materials are another emphasis in our capital spending. We recently agreed to purchase our second rubber estate in Indonesia. In carbon black, we reinforced our production capacity in Japan in the past year and opened a plant in Thailand. We are building a steel cord plant in China, and our U.S. production capacity for synthetic rubber is also undergoing expansion.

A Technological Edge

Asserting a technological edge is essential to the strategic, qualitative growth that we seek. I have already cited our leadership in runflat tires and our revolutionary BIRD production system. Another example is our success in motorsports. Bridgestone tires have carried drivers and teams to seven consecutive titles in Formula One racing, and our tires also demonstrate convincing performance in IndyCar and Champ Car racing, where we are the sole tire supplier.

Our new proving ground in Italy, opened in 2004, has strengthened our capabilities in developing high- and ultrahigh-performance tires for Europe. With an eye to optimizing tire performance, we continue to conduct research on peripheral vehicle systems, and we unveiled a greatly improved version of our in-wheel motor system for electric cars in 2004. Our expanding activity in developing and producing raw materials also reinforces our technological capabilities in tires.

Strategic R&D is strengthening our business in diversified products, too. A recent example is our Electronic Liquid Powder breakthrough in electronic displays. We will begin commercializing that technology in 2005, starting with displays for rewritable price tags.

Responsible Growth

We expect operating income to decline 14% in 2005, to about ¥170 billion, despite a projected 3% increase in net sales, to ¥2,500 billion. We expect net income to rise 22%, to ¥140 billion, its highest level ever, largely because of a special gain that we will record in connection with our Japanese pension plan.

Raising prices has offset some, but not all, of the effect of higher raw material costs, and operating profitability will also reflect increased depreciation expenses and—most likely—the continuing strength of the yen. In a worsening earnings environment, we are strengthening our structure of earnings through price increases and through improvements in our sales portfolio. We expect our capital spending program, meanwhile, to generate long-term returns that will exceed the associated increase in depreciation.

Pursuing sustainable profitability is part of our efforts to justify your confidence in our company. We continue working in the spirit of the Bridgestone Way, "Trust and Pride," to serve society with superior quality while safeguarding the environment, ensuring safe products and operations, and fulfilling the highest standards of corporate social responsibility.

April 2005

S. Watanabe.

Shigeo Watanabe
Chairman of the Board, CEO and President



TIMELINE

- Raise prices for tire exports to Asia, Oceania, Middle East, Africa, and nations of former Soviet Union.
- Begin supplying GREATEC extra-wide tires to Japanese manufacturers of trucks and buses
- Cumulative shipments of runflat tires top one million
- Unveil world's first mass-produced film-type filters for plasma display panels
- Announce plans to expand production capacity for small and medium-sized off-the-road radial tires
- Receive ninth consecutive supplier of the year award from General Motors
- Announce agreement to supply runflat tires for BMW's new 6 Series models
- Raise prices for replacement tires in Japan
- Bridgestone Europe NV/SA opens new proving ground in Italy
- Announce agreement to supply runflat tires for Ferrari 612 Scaglietti
- Hold official opening for third tire plant in Thailand
- Begin producing urethane foam for automobile seats at joint venture in China
- Announce plans for initial mass-production deployment of revolutionary new production system for tires—BIRD—at Hikone Plant
- Unveil improved in-wheel motor drive system for electric vehicles
- Announce collaboration with Continental AG in tire-pressure monitoring systems for trucks
- Hold official opening for third tire plant in China
- Establish Chinese tire headquarters
- Hold official opening for carbon black plant in Thailand
- Announce plans to market electronic displays based on original high-fluidity Electronic Liquid Powder
- Announce plans to purchase second rubber estate in Indonesia
- Unveil tire simulation technology for unprecedented range of surfaces
- Announce agreement to supply tires for Boeing's all-new 787 Dreamliner airliners
- Announce plans to build second tire plant in Brazil
- Begin producing runflat tires outside Japan for first time at Poznan Plant, in Poland

Our Growth Scenario



Growth in vehicle ownership enlarges the tire market structurally. New-vehicle sales—and attendant demand for original equipment tires—fluctuate with economic trends. But demand for replacement tires is remarkably constant over the medium term. And even demand for original equipment tires displays a consistent rising trend over the long term.



Expanding: 1

Global demand for tires is poised to continue expanding for the foreseeable future. We are positioning the Bridgestone Group to achieve sustainable growth in unit tire sales that will (1) exceed the overall expansion in demand and (2) support continuing growth in earnings. That positioning reflects our basic management emphasis on strategic, qualitative growth.

More vehicles

Driving the expansion of the global market for tires is the growth in vehicle ownership. Rates of vehicle ownership—vehicles per 1,000 people—are rising steadily in China, India, Russia, eastern Europe, and Latin America, and populations, too, continue to expand in most of those nations and regions.

The authoritative market research firm LMC International projects average annual growth of 3.6% in global unit demand for tires between 2002 and 2008. That projection squares closely with our projections for market growth. We are deploying production capacity in accordance with that basic outlook.

Priorities

Our global capital spending program provides for (1) deploying production resources to serve the shift in demand for passenger car and light truck tires in industrialized markets toward high-performance tires and tires of large rim sizes; (2) expanding production capacity to serve the growth in global demand for passenger car tires, especially in emerging markets; (3) expanding production capacity to serve the growth in global demand for truck and bus tires and for off-the-road tires; and (4) acquiring and fostering expanded capabilities in producing raw materials for tires to respond increasing tire production capacity.

We have earmarked ¥227 billion for investment in the four sectors from 2003 to 2007. All of the yen figures for investment that appear on pages 4 to 11 are totals for the five years to 2007.

Previous page:
Our Poznan Plant, in Poland, is a strategic hub in our global supply network for high- and ultrahigh-performance tires, and we are expanding its production capacity for those tires. In late 2004, the Poznan Plant became the first Bridgestone plant outside Japan to produce runflat tires.

Right:
We began mass-producing tires with our revolutionary BIRD manufacturing system in January 2005 at our Hikone Plant, in Japan, and the first BIRD system outside Japan will go into service in the latter half of 2007 at a new plant in Monterrey, Mexico.



Passenger car tires

We are allocating investment of ¥88 billion to address the shift in demand toward high-performance tires and tires of large rim sizes. That includes adding and converting production capacity—mainly in Japan, Poland, South Africa, and Mexico—for those tires. The investment in Poland has included adding production capacity for runflat tires, as will the investment in South Africa. The new plant in Mexico—the Bridgestone Group's third tire plant there—will be the first outside Japan to produce tires with our revolutionary BIRD system.

Investment in expanding capacity to supply mass-market tires in emerging economies will total about ¥49 billion. Capital spending projects in this sector have included building our third Chinese tire plant, in the city of Wuxi in Jiangsu Province, and the second Bridgestone Group tire plant in Brazil will begin operation in the second half of 2006 in the state of Bahia. Expansion is also under way at plants in China, Thailand, Indonesia, and Costa Rica.

Truck and bus tires

In truck and bus tires and in off-the-road tires, we are investing about ¥50 billion in expanding production capacity. Our third tire plant in Thailand began producing truck and bus tires in Chonburi Province in May 2004. That plant specializes in producing truck and bus tires for exporting worldwide. Other investment projects are expanding production capacity for truck and bus tires at plants in Japan, Spain, Brazil, and elsewhere. We are also expanding capacity at our Hofu Plant, in Japan, which produces small and medium-sized off-the-road tires.



High-performance tires produced in Europe: increasing supply capacity in high- and ultrahigh-performance tires is improving our product mix while supporting sales growth, especially in industrialized nations.

HIGHLIGHTS

Our new Wuxi Plant, in China's Jiangsu Province, is the first Chinese tire plant that we have built from the ground up. It is our third tire plant in China, joining two acquired from other manufacturers. The Wuxi Plant produces passenger car tires for the Chinese market and for export markets.



The biggest challenge we face in regard to earnings is the rising cost of raw materials. Although the recent surge in natural rubber prices has abated, those prices remain near their historic highs. And prices for crude oil and steel continue to rise, which raises our costs for synthetic rubber, carbon black, steel tire cord, and other raw materials.



Expanding: 2

Our tire production volume worldwide increased an average of 4% a year over the 10 years to 2004, and we expect to increase our production capacity at about that rate from 2005 to 2008. Combined with the continued strengthening of our marketing and our product development functions, that would support comparable growth in net sales.

Output and profitability

The relationship between our expanded production and our trend line for earnings is complex. We are confident, however, of translating sales gains into earnings growth.

Overall growth in unit demand is slowing in the industrialized nations, notwithstanding the recent vigor in North American and European demand. We expect to maintain profitable sales growth in those nations, however, by promoting high-value tires, such as high-performance tires, large rim size tires, runflat tires, and studless snow tires; by expanding market share; and by raising productivity. Our revolutionary new production system, BIRD, is especially promising in regard to improving uniformity and other aspects of quality in high-value-added tires.

In emerging and newly emerged economies, sales growth will center on mass-market tires, though demand for large rim size tires and other high-value-added products is also growing in those markets. Economies of scale will be decisive in maintaining sound profit margins in mass-market tires. The Bridgestone Group is the world's largest manufacturer of tires and other rubber products, and that position gives us a competitive edge in economies of scale.

Flexibility

Profitability in all tire categories will hinge on flexibility in allocating supplies. We have built a global production network that allows for (1) supplying each principal market mainly with locally produced tires and (2) shifting supplies among regions in response to changing demand trends.

New and expanded Bridgestone plants in Southeast Asia, for example, will supply tires mainly to export markets. We will be able to direct their output to Europe, Japan, North America, the Middle East, and other regions as market needs warrant. Our newest Chinese plant, in Wuxi, exports part of

Previous page:
Our new plant for truck and bus tires in Thailand's Chonburi Province augments our flexibility in serving demand worldwide. Bridgestone Group plants in Japan, Spain, Brazil, and other nations are also expanding production capacity for truck and bus tires.

Right:
A competitive edge in technological development underlies our competitiveness in off-the-road tires for earthmoving equipment and other large machinery. The Bridgestone Group is a world leader in the largest sizes of off-the-road tires, and we are expanding our Japanese production capacity for off-the-road tires of small and medium size.



its output. The tire plant scheduled for construction in Monterrey, Mexico, will supply tires mainly to the North American market. And the new Brazilian plant will be able to export some of its output as necessary.

In Japan, we are focusing our production capacity on high-value-added tires. That includes high-performance tires, large rim size tires, runflat tires, and studless winter tires for passenger cars. It also includes truck and bus tires and off-the-road tires. Japanese export capacity in these and other tires will remain a strategic resource for us in serving global demand flexibly.

Raw material costs

Pushing up raw material costs is the same economic expansion that is increasing demand for our products in emergent economies. Supplies are somewhat flexible in natural rubber, and increased planting on rubber estates will help restore the supply-and-demand balance over time. Supplies are less flexible in oil- and steel-based raw materials, however, and users of those materials appear likely to continue to bid prices upward.

We will recoup part of the higher costs for raw materials through price increases for our tires and other products. We will also work to offset the higher costs by promoting high-value-added products and by raising productivity. But some adverse effect on our operating profit margins will presumably be unavoidable.



Our new tire plant in the city of Wuxi, in China's Jiangsu Province, is our third tire plant in China and the first that we have built there from the ground up. It began operation in July 2004.

HIGHLIGHTS

Our price increases for replacement tires in Japan in June 2004 were our first there in 13 years. They followed price increases for our tires in every other main market. We will consider further price increases as necessary to offset the continuing upward trend in raw material costs.



The São Paulo Plant, in Brazil, produces tires for passenger cars and for trucks and buses. Its production capacity for truck and bus tires is undergoing expansion, and a second Bridgestone Group tire plant in Brazil—for producing passenger car tires—is under construction in the state of Bahia.



Technological capabilities are *essential to our competitiveness* as a manufacturer, and reinforcing those capabilities remains a high priority for us in allocating resources. Our expenditures on research and development in 2004 totaled ¥72.9 billion ($700 million).


BRIDGESTONE

Developing

Securing sound returns on our global capital spending program will depend on continuing success in developing innovative new products. Technologies and products announced in the past year underline our three-way commitment to improving tire safety and performance by (1) refining tire-specific technologies, (2) developing tires in conjunction with vehicle systems, and (3) developing tires in conjunction with production systems.

Runflat tires

Epitomizing our leadership in tire technology is our successful line of runflat tires. Our sidewall-reinforcement runflat technology, which accommodates conventional wheels, is becoming a de facto standard for the industry, and we had shipped 1.7 million runflat tires by the end of 2004.

Automakers have adopted our runflat tires as factory equipment on more than 10 models since 1999. Ferrari's 612 Scaglietti became the latest in June 2004. BMW has been especially active in equipping new models with our runflat tires. It has adopted our runflats as standard or optional equipment on six model families, including the new 6 Series.

All of the runflats that we supply employ our original Self Supporting Runflat (SSR) technology. While continuing to refine that technology, we are developing runflats based on the Support Ring technology that we obtained from Continental AG in a cross-licensing agreement. Support Ring runflats can carry more weight than SSR tires, and we hope to win fitments for them on sport-utility vehicles and large passenger cars.

Aircraft tires

From the standpoint of tires, jet airliners are the airborne equivalent of big earthmoving equipment. Both applications involve supporting immense loads under demanding conditions. We are a leading supplier of tires for earthmoving equipment, and we are also a market leader in aircraft tires.

In autumn 2004, we contracted to supply tires for Boeing Company's new 787 Dreamliner family of airliners. Boeing is moving to put the Dreamliner into commercial service in 2008, and we will begin delivering Dreamliner tires in 2007. We are the only company Boeing has contracted to supply Dreamliner tires as standard equipment. Boeing also equips other aircraft with Bridgestone tires.

Previous page:
The runflat performance of our SSR tires is the result of specially reinforced sidewalls. We have supplied automakers with SSR tires for factory installation on more than 10 vehicle models. A decisive advantage for our SSR tires is that they can be installed on conventional wheels. The Support Ring runflat technology is also compatible with conventional wheels.

Right:
We have reduced the size and weight of our in-wheel motor system for electric vehicles. In addition, we have improved its vibration-damping performance and its resistance to water and to dust. We are refining the system components—including our low rolling resistance tires—with an eye to commercializing the technology.



Airbus S.A.S. offers our tires on all of the aircraft models that it produces, and we have contracted to supply tires for Airbus's upcoming A380 jetliner. The A380, the largest commercial airliner ever, will go into service in 2006. We also supply tires to most of the world's leading commercial airlines.

The latest tires that we have developed for Airbus and for Boeing employ a new belt structure that features high-elasticity, high-strength cord. That new belt structure has earned high regard from both manufacturers, especially for its contribution to weight savings and to wear resistance.

Beyond tires

We unveiled an in-wheel motor system for electric vehicles in September 2003, and in 2004 we announced a greatly improved version of the system. Installing the drive motors inside the wheels allows for controlling each wheel individually, which supports excellent handling. It also eliminates the need for the differential and drive shaft. That means more space for the driver and passengers.

A drawback of in-wheel motors has been the weight they add to each wheel. That affects comfort and road-holding ability adversely, and it has limited the applicability of in-wheel motor systems. We employ a dynamic damper to overcome this drawback. Our damper provides better traction and a more-comfortable ride than other in-wheel systems or other kinds of electric drive.

Another Bridgestone advance that offers exciting prospects beyond tires is our technology for automating visual inspections. That technology has simplified the inspection process and raised inspection accuracy in our revolutionary BIRD production system for tires. It is also applicable in other product sectors.

Our new proving ground in Italy strengthens our response to the continuing shift in European tire demand toward high- and ultrahigh-performance specifications. On-site development work there and at our technical center in Rome enables us to respond locally and quickly to automakers' needs. Snaking around the perimeter of the site is a four-kilometer (2.5-mile) oval track for high-speed testing. The proving ground also includes sections for evaluating comfort, pass-by noise, and cornering. A second phase of construction will add tracks and facilities for wet-surface and other testing in 2006.



HIGHLIGHTS

The number of car models that leave the factory on our runflat tires entered double digits in 2004. On trucks and buses, our AIRCEPT puncture-safety feature for our GREATEC extra-wide tires gained market momentum, and we began joint work with Continental AG on tire-pressure monitoring systems for trucks and buses.



While continuing to purchase most of our raw materials from third-party suppliers, we will upgrade our in-house capabilities in developing, producing, and using those materials. That will help us create better tires, and it will help ensure reliable access to crucial raw materials.



Raw Materials

Bridgestone is the only tire manufacturer that has in-house supply capabilities in natural rubber, synthetic rubber, carbon black, and steel cord. Our investment in expanded raw material production will total about ¥40 billion over the five years to 2007. We recently opened a carbon black plant in Thailand, and Bridgestone Group companies are expanding raw material production capacity in Japan, in the United States, and in Asian nations other than Japan.

Global network

In 2004, we agreed to purchase a rubber estate in Sumatra, Indonesia, from Goodyear Tire & Rubber Company. That will give us our second rubber estate in Indonesia, where we also cultivate rubber trees in Kalimantan. The Bridgestone Group has a rubber estate in Liberia, too. Group companies process natural rubber at the estates and at plants in Thailand and in China.

The rubber estates are invaluable as platforms for research and development. Researchers at our rubber estates in Indonesia study plant cultivation with an eye to increasing yields and to securing higher grades of rubber. They also conduct research on ways of raising quality and productivity in rubber processing. Working in close coordination with our field researchers are the materials engineering specialists at our technical center in Tokyo.

Bridgestone Group companies produce carbon black in Japan and in Thailand. They also work closely with the materials engineering team at our technical center in Tokyo. Advances in carbon black, such as the development of long-chain carbon, have figured prominently in Bridgestone product breakthroughs. Our self-sufficiency rate is extremely high in carbon black for some special applications in tires.

The Bridgestone Group manufactures synthetic rubber at two U.S. plants and conducts research and development on that material in Akron, Ohio. The company-owned plants are an important source of synthetic rubber for Bridgestone Group operations in the Americas.

Steel cord is yet another material sector where hands-on participation in R&D and in production reinforces our technological capabilities in tires. Bridgestone Group companies produce steel cord at plants in Japan, the United States, Italy, and Thailand. A Bridgestone plant under construction

Previous page:
Our rubber estate in Kalimantan, Indonesia, allows us to gain hands-on experience in cultivating rubber trees and in processing natural rubber. We recently agreed to purchase a second rubber estate in Indonesia, and a Bridgestone Group company operates the world's largest rubber estate, in Liberia.

Right:
Research work at our rubber estates promises to help identify ways to increase yields in rubber tree cultivation, to secure higher-quality rubber, and to use rubber more effectively in tires.



in Shenyang, China, will begin producing steel cord in October 2005. Our steel cord plants are an important source of that material for our tire manufacturing in every principal market.

Textile tire cord is also an important raw material in tire production. We produce textile materials for tires at several sites around the world.

Proof in speed

Success in motorsports illustrates the value of hands-on capabilities in developing and producing raw materials. Our tires have reigned dominant for several years in Formula One (F1) racing, in the IndyCar series, and in the Champ Car series.

Our work in F1 and other motorsports has benefited from repeated advances, including occasional breakthroughs, in raw material technologies. The molecular structure of carbon black, for example, is a decisive factor in the grip and wear of tread compound. Our Japanese subsidiary that produces carbon black has contributed greatly to our racing program through advances in that raw material.

A few years ago, our U.S. subsidiary captured attention with a breakthrough in racing performance. At the heart of that breakthrough was a new polymer structure for the synthetic rubber used in the tread compound. The company's hands-on capabilities in developing and manufacturing synthetic rubber enabled its racing engineers to secure the new polymer they required.



Left:
The Bridgestone Americas Center for Research and Technology, in Akron, Ohio, is a world leader in polymer science. Among the center's numerous "firsts" are "synthetic natural" polyisoprene rubber; process technology for acrylonitrile-butadiene-styrene (ABS) high-impact plastics; and head-tail functionalized elastomers from heteroatomic initiators that reduce wear and improve fuel economy in tires.





Our new carbon black plant in Thailand's Rayong Province (*right*) provides high-quality supplies of that raw material to Bridgestone tire plants in Asia. Another Bridgestone plant in Thailand (*above*) provides our tire plants in Asia with high-quality steel cord.



HIGHLIGHTS

The rubber estate that we recently agreed to purchase on the Indonesian island of Sumatra occupies some 18,000 hectares (47,000 acres) and employs about 5,000 people. An on-site facility processes natural rubber produced at the estate and elsewhere in the vicinity. We will also conduct R&D at the site.

Regional Review: Japan

Operating income in our Japanese operations increased 2%, to ¥131.1 billion ($1.3 billion), despite the rising cost of raw materials and the appreciation of the yen against the dollar. Underlying that rise was a 1% increase in sales, to ¥1,068.9 billion ($10.3 billion), including inter-segment transactions. The aftereffects of the fire at our Tochigi Plant crimped our supply capacity in tires, but we succeeded in offsetting some of that curtailment through stepped-up inventory management and productivity gains.

Japan's ongoing economic recovery gained momentum in 2004, notwithstanding signs of slowing growth in the second half. Corporate earnings improved, partly on the strength of export growth, and personal consumption was resurgent.

Sales growth

We posted unit sales growth in Japan's replacement market for tires. Contributing to sales growth was our continuing strength in low-aspect-ratio tires, in studless winter tires, and in other high-value-added tire products.

In business with automakers, our unit tire shipments were basically unchanged from the previous year. Exports remain an important part of our tire operations in Japan, and unit exports remained at basically the same level as in the previous year.

Upgrading our Japanese sales networks fortified our market position. At 2004 year-end, our Tire Kan network comprised 453 large-volume stores that sold tires and automotive accessories and provided a broad range of tire and automotive service. The number of independent tire retailers who participate in our Mr. Tire Man network numbered 638. And our Cockpit network, which serves motoring aficionados with tires and automotive accessories, had 143 outlets.

We raised our tire prices in Japan in June 2004 for the first time in 13 years. We raised our export prices for tires in January 2004 and again in January 2005.

Our Japanese business in diversified products expanded, led by strong sales of automotive components. Also contributing to growth in diversified products were strong gains in electro-materials, including filters for plasma-display panels, and in industrial products, including rubber hoses.




QR-LPD BRIDGESTONE


BRIDGESTONE
GOLF
1
BRIDGESTONE
GOLF



We supply tires for the powerful machines of MotoGP racing. On two wheels or on four, Bridgestone tires are consistent winners in international motorsports.

Displays based on our Electronic Liquid Powder are rewritable. Used as electronic price tags, they will allow vendors to modify pricing on merchandise in retail outlets instantly and accurately. And they will allow for displaying a full range of continuously editable product information in addition to prices. The price tags retain their images when the power is turned off; they only require electric power for rewriting their displays. That saves electricity, as well as simplifying the task of displaying information.

Golf balls, along with other sporting goods and bicycles, are another facet of our business in diversified products. Our diversified business also includes a vast range of automotive components and industrial and engineering materials.

Challenges in 2005

In 2005, we project a double-digit decline in operating income at Bridgestone Corporation, the Tokyo-based parent company of the Bridgestone Group. That projection is on the basis of our expectations of (1) a continuing upward trend in raw material prices, (2) the further appreciation of the yen against the dollar, and (3) an increase in depreciation expenses. We project that sales at Bridgestone Corporation will increase about 4%, led by export growth.

Efforts to fortify our position in the Japanese market for replacement tires continue to center on qualitative improvements in our sales networks and in our sales portfolio. We will accompany those improvements with strategic product introductions, including the newly launched Playz line of comfort-oriented tires. Playz has been an immediate success, and the brand is contributing visibly to invigorating our retail sales presence.

Research and development

Improvements in riding comfort earned widened interest in our runflat tires among automakers. In another safety technology, we improved the AIRCEPT units for our GREATEC extra-wide tires. An AIRCEPT unit maintains the tire shape after a loss of air pressure to allow the drive to stop safely. Also in 2004, we began work with Continental on tire-pressure sensors for truck and bus tires.

An improved version of our in-wheel system for electric vehicles (page 9) captured attention at international motor shows in 2004. Also new was our terramechanical simulation, which allows for visualizing soil as it is compacted under a rolling tire. A new era in production technology dawned as we began mass-producing tires in Japan with our revolutionary BIRD production system.

R&D topics in diversified products included refinements in our Quick Response Liquid Powder Displays (QR-LPD). Those displays, based on our Electronic Liquid Powder, retain their images after the electrical power has been turned off, and they are rewritable by remote control.

We announced the world's first mass-production technology for film-type filters for plasma display panels (PDPs). Television manufacturers use optical filters on plasma display panels to prevent glare and to block electromagnetic emissions. Conventional filter technology has entailed applying numerous layers of filter material, but our filters require only three layers, which simplifies manufacturing. The new filters and the technology for mass-producing them are the results of original breakthroughs in precision coating and in materials design.



Our affiliated networks of tire retailers—Tire Kan, Mr. Tireman, and Cockpit—have been strategically invaluable in shaping our marketing in Japan.



We are concentrating our Japanese tire production on high-value-added products. The Tosu Plant, shown here, was the first plant in the Bridgestone Group to mass-produce runflat tires.



Fuji, a bottle-nose dolphin at the Okinawa Churaumi Aquarium, has received a prosthetic fin courtesy of Bridgestone. Around October 2002, Fuji contracted a disease that caused progressive deterioration of her tail fin. Amputating most of the fin saved Fuji's life but left her unable to swim well. Employee volunteers at Bridgestone went to work on a prosthesis for Fuji in December 2002. They subsequently assembled a project team to tap the full range of Bridgestone technology. The team delivered its first prototype in September 2003 and has since supplied a series of improved versions. Fuji, a 235-kilogram female, has regained her swimming ability since receiving the prosthesis. The miraculously rejuvenated dolphin returned to public view at the aquarium in July 2004. Since August, she has been delighting her keepers, visitors, and the Bridgestone engineers with jumps that carry her completely out of the water.

Regional Review: The Americas

Operating income in our operations in the Americas increased 37%, to ¥26.7 billion ($256 million). A 4% rise in sales, to ¥1,018.9 billion ($9.8 billion), helped offset the adverse earnings effect of rising raw material costs. That rise reflected a series of price increases for tires, as well as unit sales gains. Our operations in the Americas posted unit sales gains in passenger car and light truck tires and in truck and bus tires. Sales grew in both of those categories in the replacement market and in the original equipment market.

Restoring our tire manufacturing and wholesale business in North America to profitability remains our top priority in the Americas. The operating deficit in that business shrank further in 2004, and we are tentatively confident of eliminating the pretax deficit completely in 2005. Profitability in our North American tire operations has improved as management has concentrated rigorously on upgrading their sales portfolio. That strategy has included a reduced emphasis on market share and a sharpened focus on high-value-added products.

Our projections call for further sales growth in 2005 at our principal subsidiary in the Americas, Bridgestone Americas Holding, Inc. We expect operating income there to remain about the same as in 2004 because of the rising raw material prices.

Broad-based growth

Tire demand was strong across the board in the Americas in 2004. That reflected a generally strong economic performance in the United States, where capital spending increased and the employment picture brightened. Economic conditions were also generally favorable in Canada and in Latin America.

Our operations in the Americas, like their Bridgestone Group counterparts elsewhere, struggled with supply constraints throughout the year. They coped with those restraints by raising plant productivity and by allocating production capacity to high-value products.

The plant under construction in Monterrey, Mexico, will help alleviate the now-chronic shortage of supply capacity in North America. That plant will produce passenger car and light truck tires, mainly in the high-performance and large rim size categories. It will feature the first installation outside Japan of our highly automated BIRD production system. The plant will also benefit from the impressive work ethic of the highly motivated Mexican workforce. Labor productivity at the


FUZION

Our Fuzion line of tires debuted in North America in 2003. Fuzion is an affordable brand of high-performance tires aimed at the emerging "tuner" market. That market consists largely of young car enthusiasts and customizers. Supporting the Fuzion brand has been an innovative marketing effort to reach out to young consumers at regional auto shows and tuner events. Fuzion sales have exceeded our highest expectations. In 2004, we added an even more affordable Fuzion tire line, which helped fuel further sales growth.




Firestone

Bridgestone Group tire manufacturing and marketing operations in Latin America contributed greatly to the group's operating income in the Americas in 2004. Shown here are a tire plant in Cuernavaca, Mexico, and a retail outlet for tires in São Paulo, Brazil.

Bridgestone Group's two tire plants in Cuernavaca and Mexico City is at least as high as at its other North American plants.

Underpinning our tire manufacturing in the Americas, as in other regions, are in-house capabilities for producing raw materials. Our production network in the Americas includes plants for supplying synthetic rubber, steel cord, and textile cord.

Latin American vigor

The Bridgestone Group's sales and earnings performance in the Americas also benefited from large contributions by the Latin American tire operations, by the retail business, and by the diversified operations, which center on roofing materials, synthetic rubber, and air springs.

Leading the strong sales and earnings performance in Latin America in 2004 were the operations in Brazil, Argentina, and Venezuela. Demand was strong throughout the region, and the business results also benefited from a stabilization of currency exchange rates.

Bridgestone Group companies are expanding supply capacity in Latin America to serve the structural expansion of demand occasioned by growth in vehicle ownership. That includes building a plant in the Brazilian state of Bahia to produce passenger car tires. It also includes expanding plants that produce truck and bus tires in Brazil and passenger car tires in Costa Rica. As in Mexico, Brazilians' impressive work ethic was a convincing factor in our decision to add a plant in Brazil.

Retail and diversified momentum, too

The Bridgestone Group's network of more than 2,200 company-owned stores in North America generates revenues and earnings through automotive service, as well as through tire sales. That network thus buttresses the group's earnings structure in North America, along with underpinning its tire marketing there.

In diversified operations, Bridgestone Americas is the market leader in rubberized roofing materials and is a leading supplier of air springs for truck trailers. Its business in synthetic rubber is another important contributor to sales and earnings. Bridgestone Group companies in the Americas also produce and market automotive antivibration components, golf balls, and polyurethane foam for automotive seating.



The roofing materials business remains a vigorous contributor to sales and earnings growth in the Bridgestone Group's operations in the Americas. The group is expanding production capacity for roofing materials and is adding new products. Meanwhile, we are exploring possibilities for broadened international marketing in roofing materials.



The legendary IndyCar racing series unfolds exclusively on our Firestone-brand tires. Similarly, all of the teams in the Champ Car series race on our Bridgestone-brand tires.



Two thousand four was the third consecutive year that stores and team members in the Firestone Tire & Service Center network sponsored and participated in Keep America Beautiful's Great American Cleanup. That program, which runs from March to May, is the nation's largest cleanup and community improvement undertaking of its kind. President George W. Bush served as the program's honorary chairman for the second year in a row. The cleanup gathered more than 1,220,000 scrap tires for recycling, a 33% increase over 2003. Each of the 1,500 Firestone Tire & Service Centers served as a community drop-off spot for residential used engine oil, automotive batteries, and scrap tires from community cleanups.

Regional Review: Europe

Operating income in our European operations climbed 43%, to ¥22.0 billion ($211 million), on a 12% increase in sales, to ¥325.6 billion ($3.1 billion). We more than offset the adverse effect of rising raw material costs on earnings by achieving unit sales growth, by raising tire prices, and by successfully promoting high-performance tires and otherwise improving our sales portfolio.

Our European unit sales increased in passenger car tires and in truck and bus tires. Those increases comprised modest gains in passenger car tires in the replacement market and in the original equipment market, a double-digit gain in truck and bus tires in the original equipment sector, and a small decline in truck and bus replacement tires, which resulted mainly from supply constraints.

Economic growth in Europe was stronger than expected, supported by export demand. The EU reports that overall economic growth in its 15 member nations was 2.3% in 2004, compared with an earlier projection of 2.0%. Tire demand generally reflected the modest economic expansion.

Supply constraints, a problem for us everywhere, were especially severe in Europe. Our European operations addressed that challenge by increasing output at existing plants and by focusing on high-value-added products.

We project further sales growth in 2005 at our principal European subsidiary, Bridgestone Europe NV/SA. A decline in operating income appears unavoidable, however, because of the rising cost of raw materials.

Expanded production

The Poznan Plant, in Poland, became the first Bridgestone plant outside Japan to produce runflat tires in December 2004. Production at that plant centers on high- and ultrahigh-performance tires for passenger cars, and expanded output there is part of our strategy for strengthening our supply capacity in Europe. We are also expanding our Bilbao Plant, in Spain, which produces truck and bus tires. And we are studying the possibility of building another tire plant in eastern Europe.

Independent capabilities in producing raw materials fortify our tire manufacturing in Europe, too. Those capabilities include production lines for steel cord in Italy and for textile cord in Spain.

Marketing initiatives

The First Stop network of independent retailers is the cornerstone of our European marketing effort in passenger car tires. Those dealers assert a unified identity in a network that extends throughout



Left and below:
First Stop is a fast-growing network of affiliated retailers who serve European passenger car owners with tire sales and service. The Truck Point network of independent dealers provides sales and service for trucks and buses—including 24-hour road service—all across Europe. The network supports our strategy of developing business with pan-European fleet operators.


Barry
SHADDICK TYRES
Firestone
Commercial Fleet Service
SHADDICK TYRES
01179 820770



Success in Formula One (F1) competition has raised our profile greatly in the European market. Bridgestone tires have carried drivers and teams to seven consecutive season titles in F1 racing.

Europe. They numbered about 1,100 at the end of 2004, and we plan to increase that number to 2,000 by 2009.

We also operate directly owned retail outlets in Europe. Those outlets number about 300, and they are mainly in Spain and France. We are expanding our network of directly owned stores gradually to support our European marketing effort.

Our profile has risen steadily in Europe, helped by our success in Formula One competition, and we will work to raise our market visibility further. We will strive to build a stronger corporate image by exhibiting at international motor shows, by advertising in print and broadcast media and through outdoor signage and displays, and by holding events and campaigns to promote tire safety and runflat tires.

In the truck and bus sector, we are making the most of the excellent reputation of our tires for retreadability and durability. Our efforts include expanding and upgrading our Truck Point network of outlets for providing tires and service to large fleet operators. The Truck Point network comprised about 1,800 outlets throughout Europe at the end of 2004, and we plan to increase that number to 2,000 by 2009.

Diversified initiatives

Business in diversified products will be an increasingly important facet of our European operations. A Bridgestone plant under construction in Poland will build rubber tracks for earthmoving equipment. The plant is to serve rising European demand for rubber tracks amid continuing global growth in demand for construction machinery. It will be in southwestern Poland, near the city of Wroclaw. Plans call for the plant to begin operation in July 2006 and for its production capacity to reach about 26,000 tracks a year in 2007.

Also in Poland, a new Bridgestone Group plant in Wolsztyn began producing air springs for truck trailers in December 2004. The new plant serves fast-growing European demand for those products.



We are expanding our production capacity for truck and bus tires in Europe, as in other regions. Our main European plant for truck and bus tires is in Bilbao, Spain.



Rubber tracks for off-the-road equipment are part of our sales portfolio in Europe, as in other regions. The new Polish plant for producing rubber tracks will strengthen our European competitiveness in that product sector.



We recently teamed with the Fédération Internationale de l'Automobile's FIA Foundation in conducting road-safety educational activities around the world. The Fédération Internationale de l'Automobile (FIA) is the governing body of Formula One racing and other international motorsports. Its FIA Foundation supports and manages activities for promoting road safety, environmental protection, and sustainable mobility. The foundation also funds research aimed at improving motorsport safety. We will furnish the FIA Foundation with pamphlets that explain the importance of routine tire maintenance and with gauges for measuring tire pressure and tread depth. The foundation will distribute those pamphlets and gauges through wide-ranging activities for promoting road safety. In the photo, Bridgestone CEO Shigeo Watanabe poses with the FIA's President Max Mosley and the road-safety mascot at the Geneva International Motor Show in March 2005.

Regional Review: Other Regions

Operating income in other regions declined 18% in 2004, to ¥17.7 billion ($170 million). That decline reflected start-up costs associated with plant construction and expansion projects, along with the adverse earnings effect of rising prices for raw materials. Sales in other regions increased 15%, to ¥405.4 billion ($3.9 billion). Bridgestone Group companies raised their tire prices during the year in all of the principal markets included in this regional category.

Double-digit sales growth

Our unit tire sales grew strongly in Southeast Asia, China, India, and Russia. The growth in Southeast Asia included an increase in business with Japanese automakers there. Those automakers are expanding their vehicle production in the region, especially in Thailand, to serve export markets. Our operations in Southeast Asia continue to achieve growth in tire exports, too, and our newly opened plant for truck and bus tires in Chonburi, Thailand, is expressly for serving export markets worldwide. Southeast Asia's market for replacement tires also continues to grow steadily.

Raw materials have been a traditional emphasis in our Southeast Asian production, and that emphasis is stronger than ever. Our Thai operations produce steel cord and process natural rubber, and they recently gained a plant for producing carbon black. We operate two rubber estates in Indonesia. Our manufacturing network in Southeast Asia also includes several plants for diversified products.

In China, we posted double-digit growth in unit sales of tires. We expect our tire sales in China to continue growing rapidly, supported by expanding local production. Our third Chinese tire plant began operation in 2004, and we plan to continue to expand our Chinese tire production. An emphasis on raw materials is evident in our tire manufacturing in China, as in other nations. We are building a plant in Shenyang to produce steel cord for truck and bus tires. That is in addition to several Chinese plants where we produce diversified products.



Our Che-zhi-yi network of tire sales and service centers serves China's growing ranks of car owners. Clean, attractive stores and conscientious service are earning a big clientele for the network in numerous Chinese cities.


АДМИНИСТ
ИНФОРМАЦИЯ
Pole Position
ТОРГ

Our Pole Position network of independent Russian retailers is growing rapidly. The network's prime selling points include a reassuring atmosphere and conscientious service.


BRIDGESTONE

Everyone at our new management company for Chinese tire operations shares great expectations for Bridgestone in the world's most-populous market.

Supporting our Chinese tire marketing is our new Che-zhi-yi (the name means "car wings" in English) network of affiliated retailers. Fifty Che-zhi-yi outlets had opened or were under construction at 2004 year-end, and we plan for the Che-zhi-yi network to have about 200 outlets by the end of 2006. Altogether, we market tires in China through nearly 5,000 outlets. Managing tire production, marketing, and service through the newly established Bridgestone (China) Investment Co., Ltd., will strengthen our Chinese presence further. Also in China, we began producing rubber antivibration components for automobiles in January 2005 at a new plant in Jiangsu Province.

Our Indian operations also posted double-digit growth in unit sales of tires in 2004. We continue to expand our Indian operations by accompanying local production with a growing network of affiliated retailers.

In our fast-growing Russian operations, unit sales of tires surged more than 50%. Leading our expansion in the Russian market is our Pole Position network of affiliated retailers. That network had 140 outlets at 2004 year-end.

Growth challenges

Supply constraints prevented us from capitalizing on an increase in Middle Eastern demand in 2004, which was driven by rising oil prices. Our unit tire sales there were basically unchanged.

In Turkey, our production and marketing operations faced a surge in imports, which resulted from the appreciation of the Turkish currency. Our unit tire sales in Turkey grew, however, supported by expanded business with automakers.

The appreciation of local currencies and the resultant influx of imports were also issues for our production operations in Australia, New Zealand, and South Africa. Our unit tire sales in those nations were basically unchanged despite robust demand. We are expanding production capacity for high-performance tires in South Africa, and we will begin producing runflat tires there in 2005. Bridgestone Group operations in Africa include the world's largest rubber estate, in Liberia.



The Brits Plant, in South Africa, will soon become the second Bridgestone plant outside Japan to produce runflat tires. Runflat production got under way in December 2004 at the Poznan Plant, in Poland.



We began producing urethane foam for automobile seats in China in August 2004. Guangzhou Bridgestone Chemical Products Co., Ltd., a joint venture with the automotive components arm of Guangzhou Automobile Industry Group Co., Ltd., is producing the urethane foam initially at a plant inherited from its Chinese parent. It will later shift production to a new plant scheduled for completion in the latter half of 2005. We own 52% of the joint venture. A global leader in urethane foam for automobile seats, the Bridgestone Group also produces that material at plants in Japan and in the United States.



Her Royal Highness Crown Princess Maha Chakri Sirindhorn, of Thailand, accepts an offering in January 2005 from the representative of the Bridgestone Group companies in her nation. The donation was in support of relief efforts for survivors of the December 26 Indian Ocean tsunami. Our subsidiaries in Indonesia, Malaysia, and India also made contributions to local relief efforts, as did their counterparts in other nations.

On behalf of the Bridgestone Group worldwide, Bridgestone Corporation contributed ¥100 million (about $900,000) in January 2005 to support the relief efforts. We made the donation on behalf of the Bridgestone Group through the Japan Red Cross, and we instructed that organization to allocate the funds at its discretion.

The contributions reflect our long-standing commitment to Southeast and South Asia. Our Rangsit Plant has produced tires in Thailand since 1969.

Corporate Governance

Basic approach

Ensuring that the Companies (Bridgestone Corporation (the "Company") and its subsidiaries) fulfill their basic corporate mission is the ultimate aim of corporate governance at the Companies. The Companies articulate that mission in its corporate guiding principles, the Bridgestone Way, as "serving society with superior quality." They continue working to upgrade their corporate governance in the spirit of fulfilling that mission more fully.

Board of Directors

Responsibility for management oversight at the Company resides in the Board of Directors, which presently has nine members. The directors monitor business and financial performance and other activity at the Companies on behalf of the shareholders and other stakeholders.

Since 2002, the Company has divided the responsibilities for management oversight and operational management. Dividing the two functions was a measure to clarify responsibility for each function and—by reducing the size of the Board of Directors—to speed decision making. Members of management report that the measure has been successful in fulfilling both of those aims.

Corporate officers

Responsibility for operational management resides with the corporate officers. Those executives manage the different sectors of operations in accordance with corporate policy established by the Board of Directors. Eight of the nine present members of the Board of Directors serve concurrently as corporate officers. Management believes that some overlap between the Board of Directors and the corporate officers helps maximize efficiency in both the oversight and operational functions.

Board of Corporate Auditors

The Company's Board of Corporate Auditors presently consists of five members. Three of those members are "outside auditors"—individuals who have not been employed by any of the Companies for at least five years before being named auditors. One of the outside auditors, Hiroshi Ishibashi, owns 3.14% of the outstanding shares of the Company. He serves as president of Nagasaka Corporation and as chairman of AXIS Inc., both of which conduct business with the Companies. Their business with the Companies is subject to the same conditions that govern the Companies' business with nonshareholders.

Executive Committee

Serving as a supplementary deliberative group at the Company is the Executive Committee. That group, headed by the Company's president, consists of some of the directors, corporate auditors, and corporate officers. The Executive Committee is a forum for deliberating matters expressly designated by the company rules as its responsibility and certain other matters.

Directorial Personnel and Compensation Committee

Changes in the Board of Directors and in corporate officers and compensation for the directors and officers—including severance payments—are the responsibility of the Directorial Personnel and Compensation Committee. That committee consists of some of the directors, corporate auditors, corporate officers, and divisional directors of the Company. Matters considered and reported by the Directorial Personnel and Compensation Committee are subject to deliberation and decision by the Board of Directors, by the Board of Corporate Auditors, or at the General Meeting of Shareholders. That helps ensure transparency and objectivity.

Ethical compliance

The Bridgestone Way includes seven core emphases, one of which is to "understand and honor fully the ethical values, moral practices, and legal regulations of every nation and region" where the Companies operate. The Company has established an organization to promote and monitor compliance with high standards of corporate ethics. That organization includes the chief compliance officer, the Compliance Committee, and a full-time staff. Measures for promoting ethical compliance include a "hotline" for handling employee concerns, messages from the president addressed to all employees, initiatives by the chief compliance officer, and training sessions for employees.

Despite systematic efforts to promote compliance with high standards of corporate ethics, ethical breaches have occurred at the Company. A recent breach consisted of anticompetitive behavior in bidding on tire-supply contracts with the Japan Defense Agency. The Company accepted a recommendation from the Japan Fair Trade Commission in January 2005 in connection with that behavior. Management deeply regrets that incident and has stepped up its efforts to prevent any future breaches.

Internal auditing

Internal audits are the responsibility of specialty teams established in the control sector and in each of the principal business sectors at the Company and at each of the Company's principal subsidiaries. The audits cover accounting and operations. Management also solicits professional opinions as necessary from outside lawyers and financial auditors.

Risk management

The Company's president serves concurrently as chief risk-management officer. Operating under the chief risk-management officer is the Risk-Management Committee. That committee devises and deploys measures for preventing risks from escalating into crises and for coping effectively with any serious emergencies that might occur. Its activities have included drafting a plan for restoring operations promptly to full functionality after emergencies. The Risk-Management Committee has also revised and distributed a manual that details companywide risk-management procedures.

Operational Risk

THE OPERATING AND ACCOUNTING STATUS of the Companies, as described in this document, is subject to diverse risk. Below is a summary of the principal categories of risk that may have a bearing on investors' decisions. Management at the Companies is alert to these and other kinds of risk, and the Companies work systematically to minimize risk and the effect of any adverse events on their operations. However, events associated with the potential risk factors described below or with other kinds of risk, difficult or impossible to predict, could adversely affect the Companies' operations, their business results, and their financial condition. All references to possible future developments in the following text are as of March 30, 2005.

Economic environment and demand

The Companies conduct research and development, purchasing, manufacturing, logistics, marketing, sales, and other activities globally. Their operating results and financial position are therefore subject to trends in demand, interest rates, currency exchange rates, equity share prices, and other economic variables in different regions. Operations in the Americas accounted for 42% of the Companies' sales (for outside customers only) in the fiscal year under review, operations in Japan for 34%, and operations in Europe for 13%; so, an economic downturn in any of those regions could exert a significant adverse effect on the Companies' operating results and financial condition.

While the tire business accounts for 80% of the Companies' net sales, the Companies' diversified products operations also include a large volume of business in automotive products. The Companies' operating results and financial position are therefore subject to business conditions in the global automobile industry.

Demand for replacement tires in each nation where the Companies do business is also subject to local trends in consumer spending, automotive fuel prices, and other market variables. Any combination of trends that might cause demand for replacement tires to decline or to grow more slowly than expected could adversely affect the Companies' operating results and financial position. In addition, the Companies sell large volumes of winter tires in Japan, Europe, and North America, and less-than-average snowfall in any of those regions could adversely affect the Companies' operating results and financial position to some extent.

Laws and regulations

The Companies' operations in each nation are subject to diverse laws and regulations that govern investment, trade, currency exchange, competitive practices, environmental protection, and other aspects of business activity. New or revised laws and regulations could limit the scope of the Companies' business activity, raise operating costs, or otherwise adversely affect the Companies' operating results and financial condition.

Examples of legal and regulatory changes that have had an effect on the Companies' tire operations in the past include the prohibition of spiked tires in Japan and the passage of the TREAD Act in the United States. Legal and regulatory developments have also affected the Companies' diversified products operations, such as prohibitions on the use of chlorofluorocarbons in urethane foam.

In addition, the Companies are rapidly expanding their investment in growing economies in Asia—including China—and Latin America, and unpredictable legal and regulatory changes in those nations could force modifications in the Companies' investment programs and business plans. These types of legal and regulatory changes could adversely affect the Companies' operating results and financial condition.

Interruption of operations

Natural disasters, war, terrorist action, civil strife, and social and political unrest

The Companies conduct research and development, manufacturing, logistics, marketing, sales, and other activities globally, and they therefore may encounter the risk of earthquakes, floods, and other kinds of natural disasters; of war, terrorist action, civil strife, and social and political unrest in numerous nations; and other force majeures. Any of those possible events could interrupt the Companies' operations, which could adversely affect the Companies' operating results and financial position.

Of special note is the risk of interrupted operations in the growing economies of Asia and Latin America, where the Companies are rapidly expanding their investment. The political and economic volatility in these regions amplify these risks.

In Japan, where the Companies have numerous important facilities, management systematically promotes anti-seismic reinforcement by priorities determined on the basis of seismic diagnosis. Earthquake researchers have long predicted a serious earthquake in Japan's Tokai region, where the Companies' manufacturing facilities include the Iwata plant and Bridgestone Elastech Co., Ltd., and where the Companies have extensive sales and distribution facilities for both tire and diversified operations. In that region, management is studying possible plans and procedures for anti-seismic reinforcement and procedures for responding immediately to a serious earthquake and for restoring the Companies' operational capacity. Nonetheless, a serious earthquake there could interrupt operations, damage facilities, and necessitate expensive restoration work, which could adversely affect the Companies' operating results and financial condition.

In addition, the Companies may concentrate production of some products and raw materials at one or two plants, and interrupted operations at one or more of those plants could result in a significant adverse effect on the Companies' operating results and financial condition. An interruption in such operations could prevent the Companies from fulfilling their supply obligations, resulting in potential damage claims and an erosion of customers' confidence in the Companies as a reliable source of supply.

Information system failure

The Companies, as a sophisticated business enterprise, are increasingly dependent on information systems. A failure of those systems for any reason, including natural or man-made disaster or human error, could interrupt the Companies' operations and could thus adversely affect the Companies' operating results and financial condition. The Companies endeavor to safeguard information systems and data by upgrading network security to help minimize the risk posed by an information system failure.

Strikes

Prolonged strikes or other labor unrest could interrupt the Companies' operations and could thus adversely affect the Companies' operating results and financial condition. Management strives to minimize the risk of labor unrest by fostering good labor-management relations.

Corporate image

Ethical lapses and industrial accidents serious enough to diminish the public's confidence in the Companies could adversely affect the Companies' operating results and financial condition. The Companies strive through their business activities to strengthen their corporate and brand image. The Companies work systematically to ensure compliance with all applicable laws and regulations and with the highest standards of corporate ethics. The Companies also work systematically to prevent industrial accidents, such as fire incidents and labor accidents, and to respond immediately and effectively to any accidents that might occur.

Currency exchange rates

Fluctuations in currency exchange rates could affect the Companies' operating results and financial position. The Companies conduct research and development, manufacturing, logistics, marketing, sales, and other activities globally and thus conduct transactions in numerous currencies. The Companies employ forward exchange contracts to hedge exposure to exchange rate fluctuations between the yen and the dollar, the euro, and other principal currencies. However, hedging cannot completely insulate the Companies' operations from negative trends in exchange rates, since the Companies' operations include extensive export and import activities worldwide.

In addition, the Companies maintain their consolidated accounts in yen, and fluctuations in currency exchange rates affect the yen-converted values recorded for sales, expenses, assets, and liabilities in nations other than Japan. The appreciation of the yen against other currencies generally tends to adversely affect the Companies' yen-converted results; the depreciation of the yen against other currencies generally tends to favorably affect the Companies' yen-converted results.

Competition

The Companies encounter numerous competitors in every market for the Companies' entire product line, and competitive price pressures could adversely affect the Companies' operating results and financial condition. In addition, large corporate customers occasionally demand price reductions. The Companies strive to maintain profitability levels in the face of downward price pressures by lowering costs, raising efficiencies, enhancing brand image, and continuing to introduce new products that provide greater customer value. However, management cannot guarantee that these efforts will always be sufficient to offset the effects of competitive pricing pressures.

Inability to completely recover product development costs could also adversely affect the Companies' operating results and financial condition. The Companies' strategy centers on maintaining a competitive technological edge. The Companies are active in deploying new products equipped with new technologies. Developing new products and technologies entails significant investment and current expenditures. The Companies strive to persuade customers of the value of technological advances and to thereby secure prices for their products that are commensurate with the cost of developing the products. However, escalating competition and other factors could prevent the Companies from recovering their development costs completely through product pricing.

Product defects

A determination that a product may contain defects or a product recall could adversely affect the Companies' operating results and financial condition. Any such defects or recalls could occasion replacement costs, damage to the Companies' reputation, customer claims for compensation and damages, and legal and litigation costs. Especially in the United States, those product liability claims and lawsuits, including possible class action litigation, could have significant adverse effects. The Companies strive systematically to ensure the quality of the products that they sell.

Management is especially sensitive to the importance of quality assurance in tires and in other products that figure in personal safety, and the Companies have enhanced their quality-assurance capabilities by refining their information-gathering systems related to the performance of their products and by establishing an "early warning" system to identify potential issues before they become problems. However, these efforts cannot ensure absolutely that no product defects will occur or that no extensive product recalls will become necessary.

Information about voluntary tire recall costs and legal liabilities in the United States appears in Note 17 in the Notes to Consolidated Financial Statements.

Procurement of raw materials

Any events that impede the Companies' access to raw materials sufficiently to affect their manufacturing operations could adversely affect the Companies' operating results and financial condition. The Companies use large quantities of natural rubber in tires and in other rubber products, and they obtain most of that natural rubber from nations in Southeast Asia. Natural disasters, war, terrorist actions, civil strife, social or political unrest, or poor harvests could affect the availability of natural rubber in quantities sufficient for the Companies' purposes. In addition, supply shortages of basic materials or capacity constraints of suppliers could affect the availability of raw materials other than natural rubber in quantities sufficient for the Companies' purposes.

The Companies rely on their operations that produce raw materials and on third-party suppliers for important raw materials. Any interruption of activity at those operations or suppliers and any other events that impede the Companies' access to raw materials from those sources could adversely affect manufacturing activity at the Companies' plants that use those raw materials and, consequently, could adversely affect the Companies' operating results and financial condition.

Increases in the cost of raw materials could adversely affect the Companies' operating results and financial condition. The cost of raw materials could increase for many different reasons, including the tightening of supply and demand. The Companies strive to absorb increases in the cost of raw materials by raising productivity and, sometimes, by raising the prices of their products, but increases in raw material costs may occur that are too large for the Companies to absorb completely through those and other efforts.

Pension costs

The Companies' pension costs and obligations are dependent on assumptions, including the discount rates, the expected rates of return, and other factors, which are considered reasonable at the time of calculation. Deteriorating conditions in the financial markets and other factors could cause the Companies' actual pension costs and obligations to differ from those assumptions, and that could adversely affect the Companies' operating results and financial position.

Intellectual property

Alleged infringement of third parties' intellectual property rights by the Companies could interrupt the Companies' ability to use materials or technology and could necessitate compensation for resultant damages, which could adversely affect the Companies' operating results and financial condition. In addition, events that might not be judged as infringement of the Companies' intellectual property by third parties, such as the manufacturing and marketing of products or technologies confusingly similar to those of the Companies, could diminish the differentiation and competitiveness of the Companies' products, which could adversely affect the Companies' operating results and financial condition.

The Companies treat intellectual property as a crucial management resource. They work systematically to employ their intellectual property effectively in improving their competitive position, to avoid infringing the intellectual property of third parties, and to protect their wide-ranging intellectual property rights from infringement.

THE FINANCIAL INFORMATION in the following discussion and analysis is from the consolidated financial statements and notes. Financial disclosure by Bridgestone Corporation (the "Company") is in accordance with accounting principles generally accepted in Japan ("Japanese GAAP").

Business and markets

The business of the Company and its subsidiaries (the "Companies") comprises two main segments: "tires," including tires, tubes, wheels, related accessories, and automotive maintenance, and "diversified products," which consist mainly of chemical products, industrial products, sporting goods, and bicycles. The "tires" segment accounted for about 80% of the Companies' net sales in 2004. That percentage has remained basically constant for several years.

Results of operations

Net sales

Net sales increased 5%, to ¥2,416.7 billion ($23,191 million), and reached their highest level ever for the second consecutive year. Sales increased in the tire segment and in the diversified products segment, and sales also increased in every geographical segment.

The Companies transact a large proportion of their business outside Japan—70.4% of net sales in 2004—and fluctuations in currency exchange rates thus have a large effect on their sales as reported in yen. In 2004, the yen appreciated against the U.S. dollar, and that diminished the value of sales in foreign currencies as translated into yen. The average yen/dollar exchange rate in 2004 was ¥108 to the U.S. dollar, compared with ¥116 in 2003. The Companies more than offset the negative effect on net sales of the yen's appreciation through unit sales growth, through price increases, and through improvements in their product mix.

A description of the Companies' sales and earnings performance by geographical segment appears on pages 12 to 19 of this report.

Composition of sales by geographic segment
(company location, net of inter-segment transactions)

(% of net sales)

FY	**2004**	2003
Japan	**33.7**	34.9
Americas	**41.9**	42.2
Europe	**13.3**	12.5
Other	**11.1**	10.4
	100.0	100.0

Net Sales


¥ billion
2,006.9
2,133.8
2,247.8
2,303.9
2,416.7
2000 2001 2002 2003 2004

Currency Exchange Rates
(annual average rates)


¥
108
122
125
131
134
¥/€
100
109
118
116
108
¥/$
2000 2001 2002 2003 2004

In the tires segment, the Companies' sales—inclusive of inter-segment transactions—increased 5%, to ¥1,931.8 billion ($18,538 million), mainly on the strength of strong demand in markets outside Japan. In the diversified products segment, sales increased 6%, to ¥512.8 billion ($4,921 million), led by growth in automotive products and—in the United States—in building materials.

Composition of sales by industry segment
(net of inter-segment transactions)

		(% of net sales)
FY	**2004**	2003
Tires	**79.8**	79.7
Diversified products	**20.2**	20.3
	100.0	100.0

Operating income

Operating income increased 8%, to ¥197.7 billion ($1,897 million). That increase comprised increases of 8%, to ¥160.3 billion ($1,538 million)—inclusive of inter-segment transactions—in the tires segment, and of 5%, to ¥36.5 billion ($350 million), in the diversified products segment.

The increase in operating income occurred despite rising prices for raw materials, an increase in depreciation expenses, and the weakening of the U.S. dollar against the yen. It reflected the growth in net sales and a decline in pension costs in Japan. The decline in pension costs resulted from an exemption from payments for the future obligations attributable to the governmental portion of its pension fund. The operating income margin rose 0.2 percentage points, to 8.2%.

Operating income margin

					(% of net sales)
FY	**2004**	2003	2002	2001	2000
	8.2	8.0	8.2	5.5	8.1

Other income and expenses

Net other income and expenses declined 21%, to ¥16.8 billion ($161 million). Net interest expense was essentially unchanged, and foreign currency exchange loss was ¥2.7 billion ($26 million) less than in the previous year. The Companies recorded a gain of ¥2.5 billion ($24 million) on the sale of fixed assets, and they recorded a ¥3.2 billion ($31 million) loss on a voluntary tire replacement inaugurated by the Companies' operations in the Americas in February 2004.

In the previous year, the Companies recorded an extraordinary loss of ¥3.8 billion in connection with a fire at their Tochigi Plant, in Japan; an extraordinary gain of ¥4.3 billion in insurance claims

Sales of Tires
(net of inter-segment transactions)



¥ billion
1,560.2
1,687.2
1,797.6
1,836.4
1,928.0
2000
2001
2002
2003
2004

Sales of Diversified Products
(net of inter-segment transactions)



¥ billion
446.7
446.6
450.2
467.5
488.7
2000
2001
2002
2003
2004

received in connection with that fire; and an extraordinary loss of ¥5.8 billion in connection with the impairment of fixed assets at certain operations in the Americas.

Income before income taxes and minority interests increased 12%, to ¥180.9 billion ($1,736 million).

Net income

Income taxes declined ¥5.9 billion ($57 million), reflecting the application of a tax credit for research and development costs, and minority interests declined ¥982 million ($9 million). Net income increased 29%, to ¥114.5 billion ($1,098 million), and net return on sales increased 0.8 percentage points, to 4.7%.

Net return on sales

(% of net sales)

FY	**2004**	2003	2002	2001	2000
	4.7	3.9	2.0	0.8	0.9

Financial condition

Assets

Current assets increased 2%, to ¥1,193.6 billion ($11,454 million) at year-end. That increase occurred despite a decline of ¥34.5 billion ($331 million) in cash and cash equivalents, which resulted mainly from capital expenditure and from payments for the purchase of treasury stock. It reflected an increase of ¥44.5 billion ($427 million) in notes and accounts receivable, which resulted from growth in net sales, and an increase of ¥23.9 billion ($229 million) in inventories, which resulted from unit sales growth.

Fixed assets—net property, plant and equipment and total investments and other assets—increased 8%, to ¥1,140.1 billion ($10,940 million) at year-end. That increase reflected growth of ¥79.5 billion ($763 million) in fixed assets at year-end. Capital expenditure, at ¥191.0 billion ($1,833 million), exceeded depreciation, which totaled ¥106.0 billion ($1,017 million). Investments in securities increased ¥18.8 billion ($180 million), which resulted from a net rise in the market valuation of the Companies' holdings of securities.

Current and long-term liabilities

Current liabilities increased 26%, to ¥715.0 billion ($6,861 million) at year-end. That increase occurred as interest-bearing debt rose ¥83.8 billion ($804 million), largely on account of an increase in the current portion of long-term debt; as the Company recorded ¥31.6 billion ($303 million) in income taxes payable; and as the Companies' made a provision for a voluntary tire replacement undertaken by their operations in the Americas in February 2004.

Long-term liabilities declined 11%, to ¥651.3 billion ($6,250 million) at year-end. That decline occurred despite an increase of ¥10.2 billion ($98 million) in the provision for retirement and

Operating Income


¥ billion
161.8
118.0
183.9
183.3
197.7
2000
2001
2002
2003
2004

Net Income


¥ billion
Diluted net income per share (¥)
17.7
17.4
45.4
88.7
114.5
20.6
20.2
51.9
102.6
138.9
2000
2001
2002
2003
2004

severance benefits. It reflected a decline of ¥91.5 billion ($878 million) in interest-bearing long-term debt.

The aggregate amount of interest-bearing debt recorded in current liabilities and in long-term liabilities, including commercial paper and bonds, declined 2%, to ¥479.6 billion ($4,602 million) at year-end.

Minority interests and shareholders' equity

Minority interests declined 11%, to ¥32.4 billion ($311 million). That decline reflected the purchase by the Company of shares of some subsidiaries from minority shareholders.

Shareholders' equity increased 5%, to ¥935.0 billion ($8,972 million) at year-end. That increase occurred despite expenditures of ¥67.9 billion ($651 million) for the purchase of treasury stock. Retained earnings increased ¥97.6 billion ($936 million), reflecting the growth in net income, and net unrealized gain on available-for-sale securities increased ¥18.1 billion ($174 million). Liabilities, minority interests, and shareholders' equity increased 5%, to ¥2,333.7 billion ($22,394 million) at year-end.

The ratio of shareholders' equity to total assets rose 0.1 percentage points, to 40.1% at year-end. The ratio of debt to debt and shareholders' equity declined to 0.34 at year-end, from 0.35 at the previous year-end.

Debt to debt and equity ratio

(times)

FY	**2004**	2003	2002	2001	2000
	0.34	0.35	0.37	0.48	0.40

Net return on shareholders' equity rose 2.1 percentage points, to 12.6%. Net return on total assets rose 0.9 percentage points, to 5.0%.

Net return on shareholders' equity

(% of simple average of year-end shareholders' equity)

FY	**2004**	2003	2002	2001	2000
	12.6	10.5	5.6	2.2	2.3

Net return on assets

(% of simple average of year-end total assets)

FY	**2004**	2003	2002	2001	2000
	5.0	4.1	2.0	0.8	0.9

Shareholders' Equity


¥ billion
778.7
835.1
796.0
888.0
935.0
2000
2001
2002
2003
2004

Total Assets


¥ billion
2,038.6
2,443.8
2,143.9
2,220.6
2,333.7
2000
2001
2002
2003
2004

Cash flow

Cash and cash equivalents declined ¥34.5 billion ($331 million) from the previous year-end, to ¥263.7 billion ($2,531 million) at year-end. Net cash provided by operating activities totaled ¥238.7 billion ($2,291 million), including income before income taxes and minority interests of ¥180.9 billion ($1,736 million) and depreciation and amortization of ¥111.5 billion ($1,070 million). Net cash used in investing activities totaled ¥179.9 billion ($1,726 million), principally payments for purchase of property, plant and equipment, and net cash used in financing activities totaled ¥94.1 billion ($903 million), reflecting net repayments of debt and payments for the purchase of treasury stock.

Dividends

The Company raised its annual dividends ¥3 ($0.03), to ¥19 ($0.18) per share. That comprised a year-end dividend of ¥11 ($0.10) per share, including a special dividend of ¥5 ($0.05) per share, and an interim dividend of ¥8 ($0.08) per share, including a special dividend of ¥2 ($0.02) per share.

Outlook

Management projects that net income in 2005 will increase about 22%, to about ¥140 billion, on a 3% increase in net sales, to about ¥2,500 billion. The projected increase in net income includes a large extraordinary gain that the Company and its domestic subsidiaries will record on returning the substituted governmental portion of its pension plan to the Japanese government. The projected increase in net income is despite a projected decline in operating income of 14%, to about ¥170 billion. In preparing these projections, management has assumed an average yen/dollar exchange rate of ¥105 to the U.S. dollar. Management has proposed to raise the annual dividends by ¥1, to ¥20 per share.

Ratio of Shareholders' Equity to Total Assets


%
38.2
34.2
37.1
40.0
40.1
2000 2001 2002 2003 2004

Net Assets per Share


¥
904.4
970.2
924.5
1,056.5
1,163.8
2000 2001 2002 2003 2004

Eleven-Year Summary

Bridgestone Corporation and Subsidiaries
Years ended December 31

	2004	2003	2002	2001
Net sales:	**¥2,416,685**	¥2,303,917	¥2,247,769	¥2,133,825
Tires (net of inter-segment accounts)	**1,927,989**	1,836,395	1,797,598	1,687,235
Diversified products (net of inter-segment accounts)	**488,696**	467,522	450,171	446,590
Operating income	**197,697**	183,294	183,862	118,023
Net income	**114,453**	88,720	45,379	17,389
Net income per share (in yen):				
Basic	**138.96**	102.75	51.97	20.20
Diluted	**138.94**	102.56	51.89	20.19
Total assets	**2,333,708**	2,220,613	2,143,928	2,443,793
Shareholders' equity	**934,981**	887,987	796,013	835,144
Ratio of shareholders' equity to total assets (%)	**40.1**	40.0	37.1	34.2
Additions to property, plant and equipment	**191,000**	155,742	116,764	104,313
Depreciation and amortization	**111,491**	104,383	119,466	132,920

Reasons for the projected decline in operating income include the persistently high prices for natural rubber; rising prices for crude oil, which raise the cost of petroleum-based raw materials; and the weakness of the dollar. Those factors could offset the positive contributions from the gradual recovery under way in the world economy and from the vigorous demand for tires, especially in markets outside Japan.

In Japan, management expects unit sales of replacement tires to be basically unchanged amid weak demand. Management projects growth in unit sales of original equipment tires in Japan and in unit exports of tires. Management projects overall unit sales gains in passenger car, light truck, truck, and bus tires in the Americas and in Europe amid strong demand.

Forward-looking statements

The descriptions of projections and plans that appear in this annual report are "forward-looking statements." They involve known and unknown risks and uncertainties in regard to such factors as product liability, currency exchange rates, raw material costs, labor-management relations and political stability. Those and other variables could cause the Companies' actual performance and results to differ from management's projections and plans.

Capital Expenditure

¥ billion


137.8
104.3
116.8
155.7
191.0
2000
2001
2002
2003
2004

Cash Flow
(net cash provided by operating activities)

¥ billion


67.5
145.9
269.1
258.1
238.7
2000
2001
2002
2003
2004

Millions of yen

2000	1999	1998	1997	1996	1995	1994
¥2,006,902	¥2,085,720	¥2,236,699	¥2,170,803	¥1,958,026	¥1,686,636	¥1,595,086
1,560,182	1,638,304	1,772,226	1,685,389	1,515,510	1,274,242	1,195,895
446,720	447,416	464,473	485,414	442,516	412,394	399,191
161,785	236,777	248,318	222,298	192,356	154,195	139,658
17,741	88,690	104,626	39,159	70,335	54,143	31,863
20.60	103.98	126.28	48.23	88.20	69.13	41.11
20.59	102.96	123.01	46.83			
2,038,578	1,792,744	1,830,149	1,800,659	1,722,918	1,559,950	1,672,661
778,713	743,069	697,424	641,382	579,366	474,949	497,661
38.2	41.4	38.1	35.6	33.6	29.7	29.8
137,772	175,495	220,625	160,468	127,226	87,769	77,064
119,925	118,464	107,474	200,831	111,968	110,149	102,179

Consolidated Balance Sheets

Bridgestone Corporation and Subsidiaries
December 31, 2004 and 2003

Assets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2004	2003	**2004**
Current Assets:			
Cash and cash equivalents	**¥ 263,726**	¥ 298,265	**$ 2,530,717**
Notes and accounts receivable (Note 6), less allowance for doubtful accounts of ¥15,736 million ($151,003 thousand) in 2004 and ¥17,471 million in 2003	**444,798**	400,258	**4,268,285**
Inventories (Notes 4 and 6)	**373,420**	349,555	**3,583,341**
Deferred tax assets (Note 13)	**58,141**	66,917	**557,922**
Other current assets	**53,514**	49,568	**513,521**
Total Current Assets	**1,193,599**	1,164,563	**11,453,786**
Property, Plant and Equipment (Note 6):			
Land	**124,043**	122,492	**1,190,318**
Buildings and structures	**506,732**	482,847	**4,862,604**
Machinery and equipment	**1,382,472**	1,269,892	**13,266,212**
Construction in progress	**67,047**	59,421	**643,384**
	2,080,294	1,934,652	**19,962,518**
Accumulated depreciation	**(1,336,684)**	(1,270,507)	**(12,826,831)**
Net Property, Plant and Equipment	**743,610**	664,145	**7,135,687**
Investments and Other Assets:			
Investments in securities (Note 5)	**213,294**	194,489	**2,046,771**
Investments in and advances to affiliated companies	**19,431**	15,058	**186,460**
Long-term loans receivable, less allowance for doubtful accounts of ¥799 million ($7,667 thousand) in 2004 and ¥1,164 million in 2003	**14,480**	16,938	**138,950**
Deferred tax assets (Note 13)	**85,116**	86,240	**816,774**
Other assets	**64,178**	79,180	**615,853**
Total Investments and Other Assets	**396,499**	391,905	**3,804,808**
Total	**¥2,333,708**	¥2,220,613	**$22,394,281**

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2004	2003	**2004**
Current Liabilities:			
Short-term debt (Note 6)	**¥ 79,935**	¥ 85,322	**$ 767,057**
Current portion of long-term debt (Note 6)	**91,771**	2,566	**880,635**
Notes and accounts payable	**295,476**	268,407	**2,835,390**
Income taxes payable	**43,690**	11,169	**419,250**
Accrued expenses	**156,804**	143,812	**1,504,692**
Provision for voluntary tire recall (Note 17)	**8,097**	14,965	**77,699**
Deferred tax liabilities (Note 13)	**1,263**	1,661	**12,120**
Other current liabilities	**37,956**	38,741	**364,226**
Total Current Liabilities	**714,992**	566,643	**6,861,069**
Long-term Liabilities:			
Long-term debt (Note 6)	**307,867**	399,351	**2,954,294**
Accrued pension and liability for retirement benefits (Note 7)	**279,735**	269,538	**2,684,339**
Deferred tax liabilities (Note 13)	**18,526**	23,266	**177,776**
Other liabilities	**45,204**	37,289	**433,778**
Total Long-term Liabilities	**651,332**	729,444	**6,250,187**
Total Liabilities	**1,366,324**	1,296,087	**13,111,256**
Minority Interests	**32,403**	36,539	**310,940**
Contingent Liabilities and Commitments (Notes 15 and 17)			
Shareholders' Equity (Note 8):			
Common stock			
Authorized—1,500,000,000 shares, issued—863,102,321 shares in 2004 and 2003	**126,354**	126,354	**1,212,494**
Capital surplus	**122,079**	122,079	**1,171,471**
Retained earnings	**837,765**	740,187	**8,039,200**
Net unrealized gain on available-for-sale securities	**102,613**	84,496	**984,675**
Foreign currency translation adjustments	**(152,301)**	(151,475)	**(1,461,482)**
Treasury stock—at cost, 60,326,819 shares in 2004 and 23,270,247 shares in 2003	**(101,529)**	(33,654)	**(974,273)**
Total Shareholders' Equity	**934,981**	887,987	**8,972,085**
Total	**¥2,333,708**	¥2,220,613	**$22,394,281**

CONSOLIDATED STATEMENTS OF INCOME

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	**2004**
Net Sales (Note 16)	**¥2,416,685**	¥2,303,917	¥2,247,769	**$23,190,529**
Cost of Sales	**1,533,251**	1,441,639	1,405,391	**14,713,089**
Gross profit	**883,434**	862,278	842,378	**8,477,440**
Selling, General and Administrative Expenses	**685,737**	678,984	658,516	**6,580,338**
Operating income (Note 16)	**197,697**	183,294	183,862	**1,897,102**
Other Income (Expenses):				
Interest and dividend income	**4,936**	5,356	4,822	**47,366**
Interest expense	**(11,331)**	(11,962)	(16,205)	**(108,732)**
Foreign currency exchange loss	**(1,657)**	(4,404)	(8,540)	**(15,901)**
Insurance claims received (Note 12)	**—**	4,340	—	**—**
Gain on sales of property, plant and equipment (Note 12)	**2,523**	—	—	**24,211**
Impairment losses on assets (Note 12)	**—**	(5,768)	(36,935)	**—**
Loss on fire incident (Note 12)	**—**	(3,833)	—	**—**
Loss on voluntary tire replacement (Notes 12 and 17)	**(3,240)**	—	—	**(31,091)**
Other–net	**(8,051)**	(4,988)	(16,068)	**(77,258)**
Income before income taxes and minority interests	**180,877**	162,035	110,936	**1,735,697**
Income Taxes (Note 13):				
Current	**60,359**	20,912	10,984	**579,205**
Deferred	**2,459**	47,815	50,191	**23,597**
Total	**62,818**	68,727	61,175	**602,802**
Income before minority interests	**118,059**	93,308	49,761	**1,132,895**
Minority Interests	**(3,606)**	(4,588)	(4,382)	**(34,603)**
Net Income	**¥ 114,453**	¥ 88,720	¥ 45,379	**$ 1,098,292**

	Yen			U.S. dollars (Note 2)
Per Share of Common Stock:				
Basic (Notes 3 and 10)	**¥138.96**	¥102.75	¥51.97	**$1.33**
Diluted (Notes 3, 8 and 10)	**138.94**	102.56	51.89	**1.33**
Cash dividends applicable to the year	**19.00**	16.00	16.00	**0.18**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2004, 2003 and 2002

	Thousands	Millions of yen					
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance at January 1, 2002	860,791	¥125,115	¥120,840	¥667,160	¥37,059	¥(114,502)	¥ (528)
Net income for the year				45,379			
Cash dividends				(13,772)			
Bonuses to directors				(526)			
Conversion of bonds to common stock	7	5	5				
Minimum pension liability adjustments				(35,893)			
Net unrealized gain on available-for-sale securities					950		
Foreign currency translation adjustments						(34,529)	
Purchase of treasury stock, net of sales	(461)						(750)
Balance at December 31, 2002	860,337	125,120	120,845	662,348	38,009	(149,031)	(1,278)
Net income for the year				88,720			
Cash dividends				(13,766)			
Bonuses to directors				(641)			
Conversion of bonds to common stock	1,850	1,234	1,234				
Minimum pension liability adjustments				3,526			
Net unrealized gain on available-for-sale securities					46,487		
Foreign currency translation adjustments						(2,444)	
Purchase of treasury stock, net of sales	(22,355)						(32,376)
Balance at December 31, 2003	839,832	126,354	122,079	740,187	84,496	(151,475)	(33,654)
Net income for the year				**114,453**			
Cash dividends				**(13,261)**			
Bonuses to directors				**(645)**			
Minimum pension liability adjustments				**(2,966)**			
Net unrealized gain on available-for-sale securities					**18,117**		
Foreign currency translation adjustments						**(826)**	
Purchase of treasury stock, net of sales	**(37,056)**			**(3)**			**(67,875)**
Balance at December 31, 2004	**802,776**	**¥126,354**	**¥122,079**	**¥837,765**	**¥102,613**	**¥(152,301)**	**¥(101,529)**

	Thousands of U.S. dollars (Note 2)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance at December 31, 2003	$1,212,494	$1,171,471	$7,102,840	$810,824	$(1,453,555)	$(322,944)
Net income for the year			**1,098,292**			
Cash dividends			**(127,252)**			
Bonuses to directors			**(6,189)**			
Minimum pension liability adjustments			**(28,462)**			
Net unrealized gain on available-for-sale securities				**173,851**		
Foreign currency translation adjustments					**(7,927)**	
Purchase of treasury stock, net of sales			**(29)**			**(651,329)**
Balance at December 31, 2004	**$1,212,494**	**$1,171,471**	**$8,039,200**	**$984,675**	**$(1,461,482)**	**$(974,273)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2004	2003	2002	**2004**
Cash Flows from Operating Activities:				
Income before income taxes and minority interests	**¥180,877**	¥162,035	¥110,936	**$1,735,697**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**111,491**	104,383	119,466	**1,069,869**
Increase in accrued pension and liability for retirement benefits	**12,452**	3,711	35,042	**119,490**
Interest and dividend income	**(4,936)**	(5,356)	(4,822)	**(47,366)**
Interest expense	**11,331**	11,962	16,205	**108,732**
Foreign currency exchange loss	**226**	—	133	**2,169**
Gain on sales of property, plant and equipment	**(2,523)**	(2,047)	(1,379)	**(24,211)**
Gain on sales of investments in securities	**(102)**	(284)	(263)	**(979)**
Insurance claims received	**—**	(4,340)	—	**—**
Impairment losses on assets	**—**	5,768	36,935	**—**
Loss on fire incident	**—**	3,833	—	**—**
Loss on voluntary tire replacement	**3,240**	—	—	**31,091**
Change in assets and liabilities:				
(Increase) decrease in notes and accounts receivable	**(39,873)**	37,940	(43,241)	**(382,622)**
Increase in inventories	**(21,991)**	(35,885)	(1,709)	**(211,026)**
Increase (decrease) in notes and accounts payable	**17,461**	(2,628)	26,756	**167,556**
Bonuses paid to directors	**(645)**	(641)	(526)	**(6,189)**
Other	**13,231**	14,849	(1,682)	**126,965**
Subtotal	**280,239**	293,300	291,851	**2,689,176**
Interest and dividends received	**5,624**	4,946	4,881	**53,968**
Interest paid	**(11,357)**	(12,935)	(15,861)	**(108,982)**
Payments for North American plant restructuring	**—**	(989)	(2,720)	**—**
Payments for voluntary tire recall	**(6,371)**	(11,088)	(30,737)	**(61,136)**
Insurance claims received	**—**	4,340	—	**—**
Payments for fire incident	**(1,568)**	(171)	—	**(15,047)**
Income taxes received (paid)	**(27,838)**	(19,277)	21,668	**(267,134)**
Net Cash Provided by Operating Activities	**238,729**	258,126	269,082	**2,290,845**
Cash Flows from Investing Activities:				
Payments for purchase of property, plant and equipment	**(179,565)**	(141,606)	(107,799)	**(1,723,107)**
Proceeds from sales of property, plant and equipment	**6,482**	3,409	9,487	**62,201**
Payments for investments in securities, subsidiaries and affiliated companies	**(15,737)**	(20,049)	(7,388)	**(151,012)**
Proceeds from sales of investments in securities	**5,773**	3,935	1,091	**55,398**
Other	**3,131**	7,353	(268)	**30,045**
Net Cash Used in Investing Activities	**(179,916)**	(146,958)	(104,877)	**(1,726,475)**
Cash Flows from Financing Activities:				
Decrease in short-term debt	**(8,750)**	(29,984)	(29,066)	**(83,965)**
Proceeds from long-term debt	**72,112**	135,254	25,306	**691,987**
Repayments of long-term debt	**(77,899)**	(68,820)	(220,542)	**(747,519)**
Cash dividends paid	**(13,258)**	(13,493)	(13,764)	**(127,224)**
Sale of accounts receivable	**—**	—	36,987	**—**
Proceeds from sale of assets on sale-leaseback transactions	**15,815**	—	26,368	**151,761**
Payments for repurchase of assets on sale-leaseback transactions	**(5,911)**	—	—	**(56,722)**
Payments for purchase of treasury stock	**(67,935)**	(32,376)	(750)	**(651,905)**
Repayments of lease obligations under capital lease	**(6,076)**	(6,442)	(859)	**(58,305)**
Other	**(2,241)**	(2,966)	(6,584)	**(21,505)**
Net Cash Used in Financing Activities	**(94,143)**	(18,827)	(182,904)	**(903,397)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**791**	(596)	(13,694)	**7,591**
Net Increase (Decrease) in Cash and Cash Equivalents	**(34,539)**	91,745	(32,393)	**(331,436)**
Cash and Cash Equivalents at Beginning of Year	**298,265**	206,520	238,913	**2,862,153**
Cash and Cash Equivalents at End of Year	**¥263,726**	¥298,265	¥206,520	**$2,530,717**

See notes to consolidated financial statements.

NOTE 1—NATURE OF OPERATIONS

Bridgestone Corporation (the "Company") and its subsidiaries (hereinafter referred to collectively as the "Companies") engage in developing, manufacturing and marketing tires and diversified products. The Companies market their products worldwide and operate manufacturing plants in every principal market. Development activities take place primarily in Japan, the United States of America (the "U.S.") and Europe. Tire operations include automotive maintenance and repairs, retail business and credit card management, as well as tire development, manufacturing and marketing. Diversified products include industrial products, chemical products, automotive components, construction materials, electronic equipment, bicycles and sporting goods.

NOTE 2—BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of the accounting principles generally accepted in the U.S.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2003 and 2002 financial statements to comform to the classifications used in 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥104.21 to $1, the approximate rate of exchange at December 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Companies are eliminated.

Investments in affiliated companies, those owned 20% to 50%, are accounted for under the equity method with appropriate adjustments for intercompany profits and dividends. Equity in earnings of the affiliated companies is included in other income (expenses) in the consolidated statements of income.

The number of consolidated subsidiaries and affiliated companies for 2004 and 2003 is summarized below:

	2004	2003
Consolidated subsidiaries	**435**	424
Affiliated companies	**202**	213

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include highly liquid investments with original maturities of three months or less.

(c) Allowance for doubtful accounts

Allowance for doubtful accounts is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(d) Inventories

Inventories are substantially stated at cost determined by the moving-average method, while inventories held by subsidiaries in the U.S. are substantially stated at the lower of cost, which is determined principally by the last-in, first-out method, or market.

(e) Investments in securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in income; (ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and (iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The Companies do not hold securities for trading purposes.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investments in securities are reduced to net realizable value by a charge to income.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to property, plant and equipment of foreign subsidiaries. Maintenance, repair and minor renewals are charged to income as incurred.

(g) Impairment of long-lived assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005, with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset or asset group exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group, or the net selling price at disposition.

The Company and its domestic subsidiaries expect to adopt these pronouncements at January 1, 2005 and is currently in the process of assessing the effect of adoption of these pronouncements.

Management believes the adoption of these pronouncements will not have a material impact on the consolidated financial position or results of operations of the Company.

The impairment of long-lived assets for certain foreign subsidiaries is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," issued by the Financial Accounting Standards Board (the "FASB") in the U.S. which requires long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(h) Goodwill

Goodwill recorded by subsidiaries and the excess of cost of the Company's investments in subsidiaries and affiliated companies over its equity in the net assets at the respective dates of acquisition is mainly being amortized over a period of five years on the straight-line basis.

(i) Provision for product warranties

The provision for product warranties, included in other liabilities, is estimated and recorded at the time of sale to provide for future potential costs, such as costs related to after-sales services, in amounts considered to be appropriate based on the Companies' past experience.

(j) Retirement and pension plans

Japanese domestic companies

Employees serving with the Company and its domestic subsidiaries are generally entitled to lump-sum severance and, in certain cases, annuity payments on retirement, based on the rates of pay at the time of termination, years of service and certain other factors. Such benefits are principally provided by funded defined benefit pension plans.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥19,689 million, determined at January 1, 2001, is being amortized over ten years.

The liability for retirement benefits to directors (members of the Board of Directors) and corporate auditors is provided for at the amount which would be required, based on the Company's regulations, in the event that all directors and corporate auditors terminated their offices at the balance sheet date. Any amounts payable to directors and corporate auditors upon retirement are subject to approval at the general shareholders meeting.

Foreign subsidiaries

The funded defined benefit pension plans for the employees of certain foreign subsidiaries are accounted for in accordance with SFAS No.87, "Employers' Accounting for Pensions," while the postretirement benefits other than pensions for all health care and life insurance benefit plans are accounted for in accordance with SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No.106 requires the accrual of retiree postretirement benefits during the active service period of the employee. Other foreign subsidiaries have defined contribution pension plans or severance indemnity plans which substantially cover all of their employees.

(k) Leases

Finance leases are capitalized, and the present value of the related payments is recorded as a liability. Amortization of capitalized leased assets is computed substantially by the declining-balance method at rates based on the term of the lease.

(l) Revenue recognition

Sales are recognized when products are shipped or when services are rendered to customers.

(m) Income taxes

The provision for income taxes is computed based on income before income taxes included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(n) Bonuses to directors

Bonuses to directors are subject to approval at the general shareholders meeting and are accounted for by an appropriation of retained earnings for the year in which the approval and payments are made in accordance with the Japanese Commercial Code (the "Code").

(o) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year after approval by the shareholders in accordance with the Code.

(p) Foreign currency transactions

Short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign currency exchange gains and losses from translation are recognized in income to the extent that they are not hedged by foreign currency forward contracts or currency option contracts.

(q) Foreign currency financial statements

The balance sheet accounts of foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of shareholders' equity. Revenue and expense accounts of foreign subsidiaries are translated into Japanese yen at the average annual exchange rate.

(r) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign currency exchange, interest rates and commodity prices. Foreign currency forward contracts, currency swap contracts and currency option contracts are utilized by the Companies to reduce foreign currency exchange risks. Interest rate swaps are utilized by the Companies to reduce interest rate risks. Also, commodity future contracts are utilized by the Companies to reduce commodity price risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in income and (ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The Companies' foreign currency forward contracts which are designated as hedging exposure to variable cash flows of forecasted transactions are measured at the fair value and the unrealized gains/losses are deferred until the underlying transactions are completed. Other foreign currency forward contracts, currency swap contracts and currency option contracts employed to hedge foreign currency exchange exposures to changes in fair value and in cash flow are also measured at the fair value but the unrealized gains/losses are recognized in income. Short-term and long-term debt denominated in foreign currencies for which foreign currency forward contracts and currency swap contracts are used to hedge the foreign currency fluctuations is translated at the contracted rate if the foreign currency forward contracts and currency swap contracts qualify for hedge accounting. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. The gains or losses on commodity future contracts in a hedge to fluctuations of commodity prices are recognized currently in income.

(s) Per share of common stock

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

NOTE 4—INVENTORIES

Inventories at December 31, 2004 and 2003 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Finished products	**¥244,312**	¥236,179	**$2,344,420**
Work in process	**25,626**	22,928	**245,907**
Raw materials and supplies	**103,482**	90,448	**993,014**
Total	**¥373,420**	¥349,555	**$3,583,341**

NOTE 5—INVESTMENTS IN SECURITIES

Information regarding each category of available-for-sale securities at December 31, 2004 and 2003 is as follows:

	Millions of yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥46,662**	**¥158,576**	**¥(47)**	**¥205,191**
Debt securities	**3,000**	**36**	**—**	**3,036**

	Millions of yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥46,309	¥138,324	¥(239)	¥184,394
Debt securities	5,000	4	—	5,004

	Thousands of U.S. dollars			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$447,769**	**$1,521,696**	**$(451)**	**$1,969,014**
Debt securities	**28,788**	**345**	**—**	**29,133**

Available-for-sale securities whose fair value is not readily determinable at December 31, 2004 and 2003 are mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Available-for-sale:			
Equity securities	**¥4,950**	¥4,924	**$47,500**

Proceeds from sales of available-for-sale securities for the years ended December 31, 2004, 2003 and 2002 are ¥5,754 million ($55,215 thousand), ¥3,769 million and ¥974 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, are ¥95 million ($912 thousand) and ¥78 million ($748 thousand), respectively, for the year ended December 31, 2004, ¥309 million and ¥392 million, respectively, for the year ended December 31, 2003 and ¥199 million and ¥158 million, respectively, for the year ended December 31, 2002.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at December 31, 2004 are as follows:

	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Debt securities:		
Due 2005	—	—
Due 2006 to 2009	¥3,036	$29,133
Due 2010 to 2014	—	—
Due 2015 and thereafter	—	—
Total	¥3,036	$29,133

NOTE 6—SHORT-TERM AND LONG-TERM DEBT

Short-term debt at December 31, 2004 and 2003 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Short-term bank loans, weighted average interest rate of 3.7% at December 31, 2004 and 3.5% at December 31, 2003	**¥70,175**	¥74,394	**$673,400**
Commercial paper, weighted average interest rate of 2.3% at December 31, 2004	**1,409**	—	**13,521**
Unsecured Euro Medium Term Notes due 2003–2004 with interest ranging from 0.0% to 0.1% at December 31, 2004 and December 31, 2003	**8,351**	10,928	**80,136**
Total	**¥79,935**	¥85,322	**$767,057**

Long-term debt at December 31, 2004 and 2003 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Borrowings from banks, insurance companies and others, weighted average interest rate of 2.1% at December 31, 2004 and 1.8% at December 31, 2003 denominated in mainly Japanese yen, U.S. dollars and euros:			
Secured	**¥ 2,649**	¥ 1,252	**$ 25,420**
Unsecured	**263,843**	270,665	**2,531,840**
1.7% yen unsecured straight bonds, due 2007	**20,000**	20,000	**191,920**
2.0% yen unsecured straight bonds, due 2010	**30,000**	30,000	**287,880**
0.6% yen unsecured straight bonds, due 2010	**30,000**	30,000	**287,880**
0.9% yen unsecured straight bonds, due 2013	**50,000**	50,000	**479,800**
Unsecured 0.3% Euro Medium Term Notes due 2007	**3,146**	—	**30,189**
Total	**399,638**	401,917	**3,834,929**
Less current portion	**(91,771)**	(2,566)	**(880,635)**
Long-term debt, less current portion	**¥307,867**	¥399,351	**$2,954,294**

Annual maturities of long-term debt at December 31, 2004 are as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2005	¥ 91,771	$ 880,635
2006	14,423	138,403
2007	59,942	575,204
2008	58,771	563,967
2009	11,030	105,844
2010 and thereafter	163,701	1,570,876
Total	¥399,638	$3,834,929

Notes and accounts receivable, inventories, and property, plant and equipment were pledged as collateral for certain bank loans. The aggregate carrying amount of the assets pledged as collateral for short-term bank loans of ¥3,259 million ($31,273 thousand) and long-term bank loans of ¥2,649 million ($25,420 thousand) at December 31, 2004 is ¥27,399 million ($262,921 thousand).

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any additional collateral.

At December 31, 2004, the Company had unused committed lines of credit with various banks for short-term financing, amounting to ¥30,000 million ($287,880 thousand). The Company compensates banks for the lines of credit in the form of commitment fees, which were not material for the year ended December 31, 2004.

Effective January 31, 2005, Bridgestone Americas Holding, Inc. ("BSAH") and its major subsidiaries in the U.S. entered into separate third amended and restated revolving credit agreements with a syndicate of banks providing an aggregate borrowing commitment of $1.5 billion. These agreements expire on January 30, 2006. These agreements contain certain customary affirmative and negative covenants, the most restrictive of which includes (i) the maintenance by BSAH and its major subsidiaries of their consolidated tangible net worth; (ii) restrictions on entering into additional debt arrangements and the sale of assets. Further, an event of default under these agreements by any of the major subsidiaries in the U.S. causes an event of default under the BSAH third amended and restated revolving credit agreement. The above agreements replace the separate second amended and restated revolving credit agreements entered into on January 6, 2004, by BSAH and its major subsidiaries which provided an aggregate borrowing commitment of $1.5 billion, initially expired on January 4, 2005 and were extended to January 31, 2005. The terms of the separate second amended and restated revolving credit agreements were substantially the same, with the exception of the removal of the guarantee by the Company, as those of the third amended and restated revolving credit agreements discussed above.

NOTE 7—RETIREMENT AND PENSION PLANS

The Company and its domestic subsidiaries have severance payment plans for employees, directors (members of the Board of Directors) and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of lump-sum severance payment from the Company or from its domestic subsidiaries and annuity payments from a trustee. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by voluntary retirement at certain specific ages prior to the mandatory retirement age.

The Company and certain domestic subsidiaries have two types of pension plans for employees: a non-contributory and a contributory funded defined benefit pension plan. The contributory funded defined benefit pension plan, established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discertion of the Company. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the subsitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. The Company obtained approval for exemption from the future obligation from the Ministry of Health, Labor and Welfare on January 1, 2004.

The substitutional portion of the plan assets which will be transferred to the government in 2005 is measured to be approximately ¥90 billion as at December 31, 2004. If such substitutional portion were transferred to the government on December 31, 2004, income before income taxes and minority interests would have increased by approximately ¥77 billion. The Company and certain domestic subsidiaries intend to recognize a gain or loss on exemption from pension obligations of the substitutional portion of the governmental program in the fiscal year of 2005 when the pension obligations and related plan assets are transferred to the government. The impact on its consolidated results of operation, when finally settled, may differ from the amounts noted above because the amount of the benefit obligation and the related plan assets to be transferred to the government may change.

The liability for employees' retirement benefits at December 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Projected benefit obligation	**¥ 685,060**	¥ 696,372	**$ 6,573,841**
Fair value of plan assets	**(423,945)**	(419,491)	**(4,068,180)**
Unrecognized prior service cost	**38,407**	(333)	**368,554**
Unrecognized actual loss	**(108,069)**	(86,154)	**(1,037,031)**
Unrecognized transitional obligation	**(11,806)**	(13,783)	**(113,290)**
Prepaid benefit cost	**20,169**	26,324	**193,542**
Other	**42,204**	31,740	**404,990**
Net liability	**¥ 242,020**	¥ 234,675	**$ 2,322,426**

Certain subsidiaries adopt a simplified method in calculating their retirement benefit obligation.

Of the accrued pension and liability for retirement benefits noted above, a liability for postretirement benefits of ¥37,715 million ($361,913 thousand) and ¥34,863 million is included in the consolidated balance sheets at December 31, 2004 and 2003, respectively.

In addition to the above, certain subsidiaries also participate in a multi-employer pension plan covering all of their employees. There existed ¥221 million ($2,120 thousand) and ¥807 million at December 31, 2004 and 2003, respectively, of pension assets at fair value in the multi-employer pension plan; however, the portion of these assets belonging to the subsidiaries could not be reasonably calculated.

The components of the net periodic benefit costs for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Service cost	**¥ 17,514**	¥ 20,090	¥ 19,152	**$ 168,064**
Interest cost	**25,306**	25,656	27,305	**242,837**
Expected return on plan assets	**(24,270)**	(22,958)	(30,396)	**(232,895)**
Amortization of transitional obligation	**1,968**	1,969	1,969	**18,885**
Recognized actuarial loss	**7,750**	12,290	1,494	**74,369**
Amortization of prior service cost	**(1,252)**	1,279	2,510	**(12,014)**
Net periodic benefit costs	**¥ 27,016**	¥ 38,326	¥ 22,034	**$ 259,246**

Net periodic benefit costs noted above for certain foreign subsidiaries do not include pension costs for defined contribution pension plans of ¥4,011 million ($38,490 thousand), ¥4,110 million and ¥3,692 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Assumptions used for the years ended December 31, 2004, 2003 and 2002 are set forth as follows:

	2004	2003	2002
Discount rate	**Principally 2.5%**	Principally 2.5%	Principally 2.5%
Expected rate of return on plan assets	**Principally 3.0%**	Principally 3.0%	Principally 3.0%
Amortization period of prior service cost	**3 to 12 years**	3 to 12 years	3 to 12 years
Recognition period of actuarial gain or loss	**Principally 10 years**	Principally 10 years	Principally 10 years
Amortization period of transitional obligation	**10 years**	10 years	10 years

NOTE 8—SHAREHOLDERS' EQUITY

The Company and its domestic subsidiaries are subject to the Code to which certain amendments became effective from October 1, 2001. The Code was revised whereby common stock par value was eliminated, resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company's legal reserve amount, which is included in retained earnings, totals ¥31,279 million ($300,154 thousand) and ¥31,279 million at December 31, 2004 and 2003, respectively.

The revised Code eliminated restrictions on the repurchase and use of treasury stock, allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, capital surplus or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code at December 31, 2004 was ¥586,254 million ($5,625,698 thousand) based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The Company issued 1,850 thousand shares and 6 thousand shares for the years ended December 31, 2003 and 2002, respectively, of common stock in connection with conversions of bonds.

NOTE 9—STOCK-BASED COMPENSATION

The Company has a stock option plan. The stock option plan which was approved at the general shareholders meeting provides options for purchases of the Company's common stock for the directors and selected employees of the Company.

The date of grant, the number of grant options and exercise period at December 31, 2004 are as follows:

Date of grant	Number of options granted (Thousands of shares)		Exercise period
March 30, 2000	Directors	156	from April 1, 2002 to March 31, 2007
	Selected employees	59	from April 1, 2002 to March 31, 2007
March 29, 2001	Directors	130	from April 1, 2003 to March 31, 2008
	Selected employees	54	from April 1, 2003 to March 31, 2008
March 28, 2002	Directors	110	from April 1, 2004 to March 31, 2009
	Selected employees	154	from April 1, 2004 to March 31, 2009
March 28, 2003	Directors	135	from April 1, 2005 to March 31, 2010
	Selected employees	127	from April 1, 2005 to March 31, 2010
March 30, 2004	Directors	120	from April 1, 2006 to March 31, 2011
	Selected employees	144	from April 1, 2006 to March 31, 2011
	Total	1,189	

The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange during the month preceding the date of grant, or the closing market price on the date of grant.

During the year ended December 31, 2004, 24 thousand shares which were granted at March 29, 2001 were exercised. At December 31, 2004, the balance of the exercisable options was 663 thousand shares.

NOTE 10—NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	
For the year ended December 31, 2004:				
Basic EPS				
Net income available to common shareholders	**¥113,757**	**818,634**	**¥138.96**	**$1.33**
Effect of dilutive securities				
Stock options		**108**		
Diluted EPS				
Net income for computation	**¥113,757**	**818,742**	**¥138.94**	**$1.33**
For the year ended December 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥ 88,052	856,951	¥102.75	
Effect of dilutive securities				
Stock options		26		
Convertible bonds	14	1,705		
Diluted EPS				
Net income for computation	¥ 88,066	858,682	¥102.56	
For the year ended December 31, 2002:				
Basic EPS				
Net income available to common shareholders	¥ 44,731	860,693	¥ 51.97	
Effect of dilutive securities				
Stock options		41		
Convertible bonds	28	1,869		
Diluted EPS				
Net income for computation	¥ 44,759	862,603	¥ 51.89	

NOTE 11—RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to income as incurred.

Research and development costs are ¥72,898 million ($699,530 thousand), ¥70,967 million and ¥68,161 million for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 12—OTHER INCOME (EXPENSES)

Loss on fire incident and insurance claims received

The Company suffered a loss in connection with the fire in the rubber mixing process at the Company's Tochigi Plant on September 8, 2003. The amount recorded consists of disposal of fixed assets, disposal of product inventory and other costs including removal expenses, amounting to ¥1,318 million, ¥777 million and ¥1,738 million, respectively. During the year ended December 31, 2003, the Company recorded an insurance claims received with respect to the fire of ¥4,340 million.

Gains on sales of property, plant and equipment

Gains on sales of property, plant and equipment for the year ended December 31, 2004 mainly consist of gains on sales of land.

Impairment losses on assets

During the year ended December 31, 2003, certain subsidiaries in the Americas recognized an impairment loss for property, plant and equipment related primarily to polymer operations in the Americas.

During the year ended December 31, 2002, certain subsidiaries in Europe recognized an impairment loss for property, plant and equipment for their manufacturing locations due to their inability to cope with the rapid change in the European market.

Loss on voluntary tire replacement

A U.S. subsidiary recorded costs of tire replacement for a U.S. voluntary safety campaign to replace tires, free of any charge to customers, which was announced in February 2004.

NOTE 13—INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.9% for the years ended December 31, 2004, 2003 and 2002.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004. The effect of this change was to decrease deferred tax assets by ¥624 million, increase income taxes—deferred by ¥2,346 million and increase net unrealized gains on securities by ¥1,722 million in the consolidated financial statements for the year ended December 31, 2003.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Deferred tax assets:			
Accrued pension and liability for retirement benefits	**¥ 89,729**	¥ 83,003	**$ 861,040**
Accrued expenses	**32,672**	26,221	**313,521**
Unrealized intercompany profits	**24,291**	23,864	**233,096**
Net operating loss carryforwards for tax purposes	**45,177**	57,714	**433,519**
Depreciable assets	**17,966**	9,454	**172,402**
Other	**47,288**	63,767	**453,776**
Less valuation allowance	**(48,813)**	(52,835)	**(468,410)**
Total	**208,310**	211,188	**1,998,944**
Deferred tax liabilities:			
Reserve for deferred gains related to fixed assets for tax purposes	**(10,822)**	(11,243)	**(103,848)**
Unrealized gain on available-for-sale securities	**(55,916)**	(53,792)	**(536,570)**
Other	**(18,104)**	(17,923)	**(173,726)**
Total	**(84,842)**	(82,958)	**(814,144)**
Net deferred tax assets	**¥123,468**	¥128,230	**$1,184,800**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Normal effective statutory tax rate	**41.9%**	41.9%	41.9%
Expenses not deductible for income tax purpose	**3.3**	3.6	3.3
Lower income tax rates applicable to income in certain foreign countries	**(2.7)**	(2.3)	(0.3)
Tax credit for research and development costs of domestic companies	**(3.7)**	—	—
Change in valuation allowance for deferred income tax assets	**(4.5)**	1.6	7.2
Other–net	**0.4**	(2.4)	3.0
Actual effective tax rate	**34.7%**	42.4%	55.1%

NOTE 14—DERIVATIVES

The Companies enter into foreign currency forward contracts, currency swap contracts and currency option contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies enter into interest rate swap contracts to manage their interest rate exposure on certain liabilities. In addition, the Companies enter into commodity future contracts to hedge the risk of fluctuation of commodity prices for raw materials.

All derivative transactions are entered into to hedge foreign currency, interest and commodity price exposures that arise in the course of the Companies' business. Accordingly, the market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency swap contracts which qualify for hedge accounting for the years ended December 31, 2004 and 2003 are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the following table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

The Companies had the following derivative contracts outstanding at December 31, 2004 and 2003:

	Millions of yen					
	2004			2003		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:						
Sell:						
U.S. dollar	**¥45,108**	**¥44,085**	**¥ 1,023**	¥33,697	¥32,652	¥ 1,045
Euro	**48,097**	**49,443**	**(1,346)**	35,913	37,596	(1,683)
Australian dollar	**6,115**	**6,229**	**(114)**	6,644	6,971	(327)
British pound	**617**	**624**	**(7)**	859	893	(34)
Other	**6,466**	**6,718**	**(252)**	5,070	5,150	(80)
Buy:						
U.S. dollar	**6,890**	**6,598**	**(292)**	8,557	7,986	(571)
Japanese yen	**712**	**688**	**(24)**	1,380	1,360	(20)
Other	**1,730**	**1,692**	**(38)**	1,836	1,822	(14)
Currency swap contracts:						
Indian rupee receipt, Japanese yen payment	**1,402**	**(99)**	**(99)**	—	—	—
Interest rate swap contracts:						
Floating rate receipt, fixed rate payment	**23,752**	**(1,088)**	**(1,088)**	26,598	(1,290)	(1,290)
Commodity future contracts:						
Natural rubber:						
Buy	**604**	**588**	**(16)**	340	308	(32)

	Thousands of U.S. dollars		
	2004		
	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:			
Sell:			
U.S. dollar	$432,857	$423,040	$ 9,817
Euro	461,539	474,455	(12,916)
Australian dollar	58,680	59,774	(1,094)
British pound	5,921	5,988	(67)
Other	62,048	64,466	(2,418)
Buy:			
U.S. dollar	66,116	63,314	(2,802)
Japanese yen	6,832	6,602	(230)
Other	16,601	16,236	(365)
Currency swap contracts:			
Indian rupee receipt, Japanese yen payment	13,454	(950)	(950)
Interest rate swap contracts:			
Floating rate receipt, fixed rate payment	227,924	(10,440)	(10,440)
Commodity future contracts:			
Natural rubber:			
Buy	5,796	5,642	(154)

NOTE 15—CONTINGENT LIABILITIES AND COMMITMENTS

(a) Contingent liabilities

At December 31, 2004 and 2003, the Companies had the following contingent liabilities:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Trade notes discounted	¥6,880	¥7,206	$66,021
Guarantees and similar items of bank borrowings	687	816	6,592
Total	¥7,567	¥8,022	$72,613

(b) Operating lease commitments

The Companies lease certain land, machinery, vehicles, computer equipment, office space and other assets. The minimum lease commitments under noncancelable operating leases at December 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Due within one year	¥ 28,177	¥ 27,880	$ 270,387
Due after one year	160,005	150,775	1,535,409
Total	¥188,182	¥178,655	$1,805,796

(c) Litigation

See Note 17 for contingent legal liabilities in relation to the voluntary tire recall.

NOTE 16—SEGMENT INFORMATION

Information about industry segments, geographic segments and sales to customers outside of Japan, for the years ended December 31, 2004, 2003 and 2002 is as follows:

(a) Information by industry segment

Year ended December 31, 2004	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	**¥1,927,989**	**¥488,696**	**¥2,416,685**	—	**¥2,416,685**
Inter-segment	**3,838**	**24,084**	**27,922**	**¥(27,922)**	—
Total	**1,931,827**	**512,780**	**2,444,607**	**(27,922)**	**2,416,685**
Operating expenses	**1,771,536**	**476,286**	**2,247,822**	**(28,834)**	**2,218,988**
Operating income	**¥ 160,291**	**¥ 36,494**	**¥ 196,785**	**¥ 912**	**¥ 197,697**
Identifiable assets	**¥1,945,245**	**¥397,076**	**¥2,342,321**	**¥ (8,613)**	**¥2,333,708**
Depreciatio n and amortization	**¥ 94,581**	**¥ 16,910**	**¥ 111,491**	—	**¥ 111,491**
Capital expenditures	**¥ 170,223**	**¥ 22,187**	**¥ 192,410**	—	**¥ 192,410**

Year ended December 31, 2003	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥1,836,395	¥467,522	¥2,303,917	—	¥2,303,917
Inter-segment	1,577	17,049	18,626	¥(18,626)	—
Total	1,837,972	484,571	2,322,543	(18,626)	2,303,917
Operating expenses	1,689,662	449,948	2,139,610	(18,987)	2,120,623
Operating income	¥ 148,310	¥ 34,623	¥ 182,933	¥ 361	¥ 183,294
Identifiable assets	¥1,862,091	¥367,529	¥2,229,620	¥ (9,007)	¥2,220,613
Depreciation and amortization	¥ 87,693	¥ 16,690	¥ 104,383	—	¥ 104,383
Capital expenditures	¥ 140,186	¥ 16,486	¥ 156,672	—	¥ 156,672

Year ended December 31, 2002	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥1,797,598	¥450,171	¥2,247,769	—	¥2,247,769
Inter-segment	943	17,370	18,313	¥(18,313)	—
Total	1,798,541	467,541	2,266,082	(18,313)	2,247,769
Operating expenses	1,643,518	439,143	2,082,661	(18,754)	2,063,907
Operating income	¥ 155,023	¥ 28,398	¥ 183,421	¥ 441	¥ 183,862
Identifiable assets	¥1,786,415	¥367,226	¥2,153,641	¥ (9,713)	¥2,143,928
Depreciation and amortization	¥ 101,363	¥ 18,995	¥ 120,358	¥ (892)	¥ 119,466
Capital expenditures	¥ 99,029	¥ 20,609	¥ 119,638	¥ (436)	¥ 119,202

Year ended December 31, 2004	Thousands of U.S. dollars				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	**$18,500,998**	**$4,689,531**	**$23,190,529**	—	**$23,190,529**
Inter-segment	**36,830**	**231,110**	**267,940**	**$(267,940)**	—
Total	**18,537,828**	**4,920,641**	**23,458,469**	**(267,940)**	**23,190,529**
Operating expenses	**16,999,674**	**4,570,444**	**21,570,118**	**(276,691)**	**21,293,427**
Operating income	**$ 1,538,154**	**$ 350,197**	**$ 1,888,351**	**$ 8,751**	**$ 1,897,102**
Identifiable assets	**$18,666,587**	**$3,810,344**	**$22,476,931**	**$ (82,650)**	**$22,394,281**
Depreciation and amortization	**$ 907,600**	**$ 162,269**	**$ 1,069,869**	—	**$ 1,069,869**
Capital expenditures	**$ 1,633,461**	**$ 212,907**	**$ 1,846,368**	—	**$ 1,846,368**

The major products and business of each industry segment are as follows:

Tires: Tires and tubes, wheels and accessories, auto maintenance, etc.

Diversified products: Chemical products, industrial products, sporting goods, bicycles, etc.

(b) Information by geographic segment

Year ended December 31, 2004	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 814,625	¥1,013,520	¥321,695	¥266,845	¥2,416,685	—	¥2,416,685
Inter-segment	254,237	5,419	3,901	138,538	402,095	¥(402,095)	—
Total	1,068,862	1,018,939	325,596	405,383	2,818,780	(402,095)	2,416,685
Operating expenses	937,743	992,280	303,579	387,719	2,621,321	(402,333)	2,218,988
Operating income	¥ 131,119	¥ 26,659	¥ 22,017	¥ 17,664	¥ 197,459	¥ 238	¥ 197,697
Identifiable assets	¥1,249,822	¥ 633,153	¥323,718	¥285,543	¥2,492,236	¥(158,528)	¥2,333,708

Year ended December 31, 2003	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 803,095	¥972,289	¥287,416	¥241,117	¥2,303,917	—	¥2,303,917
Inter-segment	252,047	5,326	3,723	111,496	372,592	¥(372,592)	—
Total	1,055,142	977,615	291,139	352,613	2,676,509	(372,592)	2,303,917
Operating expenses	926,006	958,111	275,690	331,107	2,490,914	(370,291)	2,120,623
Operating income	¥ 129,136	¥ 19,504	¥ 15,449	¥ 21,506	¥ 185,595	¥ (2,301)	¥ 183,294
Identifiable assets	¥1,235,159	¥611,900	¥264,172	¥252,916	¥2,364,147	¥(143,534)	¥2,220,613

Year ended December 31, 2002	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 827,620	¥980,967	¥239,235	¥199,947	¥2,247,769	—	¥2,247,769
Inter-segment	206,010	5,605	4,081	92,398	308,094	¥(308,094)	—
Total	1,033,630	986,572	243,316	292,345	2,555,863	(308,094)	2,247,769
Operating expenses	897,001	967,979	235,052	270,575	2,370,607	(306,700)	2,063,907
Operating income	¥ 136,629	¥ 18,593	¥ 8,264	¥ 21,770	¥ 185,256	¥ (1,394)	¥ 183,862
Identifiable assets	¥1,145,019	¥693,128	¥217,205	¥214,624	¥2,269,976	¥(126,048)	¥2,143,928

Year ended December 31, 2004	Thousands of U.S. dollars						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	$ 7,817,148	$9,725,746	$3,086,988	$2,560,647	$23,190,529	—	$23,190,529
Inter-segment	2,439,660	52,001	37,434	1,329,412	3,858,507	$(3,858,507)	—
Total	10,256,808	9,777,747	3,124,422	3,890,059	27,049,036	(3,858,507)	23,190,529
Operating expenses	8,998,589	9,521,927	2,913,147	3,720,555	25,154,218	(3,860,791)	21,293,427
Operating income	$ 1,258,219	$ 255,820	$ 211,275	$ 169,504	$ 1,894,818	$ 2,284	$ 1,897,102
Identifiable assets	$11,993,302	$6,075,741	$3,106,401	$2,740,073	$23,915,517	$(1,521,236)	$22,394,281

Major countries and areas included in each geographic segment are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Africa, etc.

(c) Overseas sales

Overseas sales by area and percentage of overseas sales over consolidated net sales for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Amount				Percentage		
	Millions of yen			Thousands of U.S. dollars	%		
	2004	2003	2002	**2004**	**2004**	2003	2002
Areas:							
The Americas	**¥1,007,408**	¥ 967,544	¥ 976,863	**$ 9,667,095**	**41.7%**	42.0%	43.5%
Europe	**329,424**	294,900	248,228	**3,161,155**	**13.6**	12.8	11.0
Other	**363,767**	331,419	283,021	**3,490,711**	**15.1**	14.4	12.6
Overseas sales	**¥1,700,599**	¥1,593,863	¥1,508,112	**$16,318,961**	**70.4%**	69.2%	67.1%
Net sales	**¥2,416,685**	¥2,303,917	¥2,247,769	**$23,190,529**	**100.0%**	100.0%	100.0%

Major countries and areas included in each geographic area are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Middle East, Africa, etc.

NOTE 17—VOLUNTARY TIRE RECALL COSTS AND LEGAL LIABILITIES

BSAH and/or certain of its subsidiaries (collectively, "BSA") are defendants in numerous product liability lawsuits and claims seeking compensatory and, in some cases, punitive damages based on allegations that death, personal injury, property damage and/or other loss resulted from accidents caused by tire tread separations or other tire failures, and the Company has been named as a defendant in some of those cases. Many of these cases involve certain Firestone Radial ATX, ATX II, and Wilderness AT tires that either were part of BSA's voluntary safety recall that was announced in August 2000 (and completed in August 2001) or were under investigation by the U.S. National Highway Traffic Safety Administration ("NHTSA"), which has now closed all investigations of BSA's products. Many of these cases also name the Ford Motor Company ("Ford") as a co-defendant, based on various allegations related to the Ford Explorer (the vehicle involved in many of the alleged accidents involving tread separations).

In May 2001, Ford unilaterally announced a campaign to replace all Firestone Wilderness AT tires mounted on Ford vehicles. This campaign was completed in March 2002. Since BSA's August 2000 recall, representatives of BSA and Ford at various levels have been in communication about a number of different topics, including subjects such as supply, personal injury litigation and the impact of BSA's recall. In recent months, the parties have met and continue to meet in an attempt to reach an overall understanding about certain issues related to these matters, including the resolution of each of BSA's and Ford's potential claims against each other related to Ford's tire replacement campaign. There are many complex issues involved for both companies, and it is unlikely that all these issues would ultimately be resolved in favor of either party. The dialogue and BSA's investigation and analysis of the issues are still at an early stage; however, BSA believes that it generally has strong defenses to, and significant potential claims and offsets against, Ford's overall potential claims.

In April 2003, BSA was served with a subpoena issued by a federal grand jury in Illinois which was investigating issues generally arising from the August 2000 recall and related issues. BSA cooperated in the investigation which was closed by the Department of Justice in May 2004 without any liability incurred by BSA.

Various purported class action lawsuits have also been filed against BSA, generally seeking expansion of the August 2000 recall or relief for alleged economic losses sustained because of either recalled tires or other tires investigated by the NHTSA, or the manner of the recall's implementation, and the Company has been named as a defendant in some of those cases. Many also seek punitive damages or injunctive relief. In May 2002, the U.S. Court of Appeals for the Seventh Circuit ("Seventh Circuit") overturned a trial court ruling certifying classes against BSA, the Company and Ford in the consolidated federal cases and, in January 2003, the U.S. Supreme Court declined to hear plaintiffs' appeal.

In June 2003, the Seventh Circuit ruled that state courts cannot certify nationwide class action lawsuits where there has been a federal determination that nationwide certification is inappropriate. Plaintiffs have also filed purported class action lawsuits in several state jurisdictions, and state courts in Illinois and South Carolina have certified state-wide classes against BSA. In July 2003, BSA reached an agreement in principle with plaintiffs in certain of the class action cases on a settlement that would resolve the outstanding claims in the states class action cases. The proposed settlement was filed with, and preliminarily approved by, a state court in July 2003. In March 2004, the state court ruled that the settlement is fair, adequate and reasonable. Various objectors initially opposed the settlement and filed an appeal to have the settlement set aside; however, in March 2005, the objectors filed a motion to dismiss their appeal. BSA and the Company intend to vigorously defend the settlement and to defend each of the certified and purported class action lawsuits in the absence of a reasonable and approved settlement.

In fiscal years 2004 and 2003, BSA has paid $59 million (¥6,371 million) and $96 million (¥11,088 million), respectively, for the direct cost of voluntary tire recall and for product liability suits and claims, and class action settlements, net of proceeds from product liability insurance recoveries. As a result of the payments, as of December 31, 2004 and 2003, BSA has recorded liabilities for matters related to the voluntary tire recall and resulting litigation amounting to $78 million (¥8,097 million) and $140 million (¥14,965 million), respectively.

In the individual product liability lawsuits and claims, tire replacement claims and class action lawsuits, BSA's approach is to offer a reasonable settlement and to defend its position aggressively where such settlement is not possible. There can be no assurance that product liability lawsuits and claims, tire replacement claims and class action lawsuits will be resolved as currently envisioned and, accordingly, the ultimate liability could be significantly higher than the recorded liability. However, in the opinion of BSA management, the ultimate disposition of these product liability lawsuits and claims, tire replacement claims and class action lawsuits could possibly be material to the results of operations in any one accounting period but will not have a material adverse effect on the financial position or liquidity of BSA.

In November 2002, an attorney who had filed a purported class action suit alleging that all the BSA's Steeltex tires (11 million of which are estimated to be in service as of December 31, 2004) were defective, petitioned the NHTSA to reopen an investigation of such tires which that agency had closed in April 2002. The NHTSA denied that petition in June 2003, and in March 2004, the court denied plaintiffs' motion for class certification. Plaintiffs then filed a renewed motion for class certification and another petition for NHTSA to investigate (i) all Steeltex tires generally and (ii) those Steeltex tires used on ambulances. The NHTSA denied this petition in September 2004 and closed its investigation, and the court denied plaintiffs' renewed motion for class certification in February 2005. BSA management has thoroughly investigated this issue, and continues to monitor the performance of the tires in question. However, except with regard to the February 2004 voluntary safety campaign addressed below, BSA (i) does not believe that a recall or similar action concerning its Steeltex tires is necessary or appropriate; (ii) strongly believes that the related litigation is without merit; and (iii) plans to vigorously defend its position. Accordingly, BSA has made no provision for any related contingent liability.

In February 2004, BSA announced a U.S. voluntary safety campaign to replace, free of any charge to consumers, approximately 230,000 tires (initially estimated at 297,000 tires). The tires are Firestone-brand Steeltex Radial A/T tires in size LT265/75R16, and in Load Range D, which are on 2000–2002 and some early model year 2003 Ford Excursion vehicles. All the affected tires were made between March 1999 and December 2002 at BSA's plant in Joliette, Quebec, Canada, and none are presently being manufactured by BSA. BSA also agreed to replace approximately 20,000 exported tires meeting the same criteria. BSA estimates that the total direct costs of the voluntary safety campaign will approximate $30 million. The voluntary safety campaign is substantially complete at December 31, 2004.

Two securities cases filed in January 2001 against BSA and the Company, alleging both misrepresentations regarding the quality of the tires previously under investigation by the NHTSA and violations of the U.S. Securities Exchange Act, were consolidated, and, in October 2002, dismissed. In February 2003, the plaintiffs' motion to reopen the court's judgment was denied by the court. Plaintiffs appealed, and in October 2004, the appellate court reversed the trial court's dismissal, returning the case to the latter court for further proceedings. In November 2004, BSA filed a petition for rehearing, and BSA is now awaiting a decision on that petition. BSA and the Company intend to vigorously defend themselves and believe these cases are without merit.

Several governmental authorities in Venezuela have conducted investigations of accidents in that country involving Ford Explorers equipped with Firestone tires, many of which were produced by BSA's subsidiary in Venezuela, to determine whether civil fines or other penalties should be imposed upon responsible management of either BSA's Venezuelan subsidiary and/or Ford of Venezuela, or upon those companies themselves. These investigations remain open. The ultimate liability, if any, with respect to the Venezuelan investigations cannot be specifically quantified. However, in the opinion of BSA management, the ultimate disposition of these investigations will not materially affect the BSA's financial position, results of operations or liquidity.

NOTE 18—SUBSEQUENT EVENTS

On February 23, 2005, the Company retired 30 million shares of common stock at a cost of ¥50,494 million ($484,541 thousand) in accordance with the approval of the Company's Board of Directors meeting held on February 18, 2005 subject to Section 212 of the Code. The number of issued shares after the retirement is 833,102,321 shares.

On March 30, 2005, the shareholders of the Company approved payment of a cash dividend of ¥11.0 ($0.11) per share, or a total of ¥8,831 million ($84,742 thousand), to shareholders of record as of December 31, 2004. In addition, a stock option plan was approved, which provides options to purchase 300 thousand shares of the Company's common stock by directors and selected employees of the Company. The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange in the month preceding the date of grant, or the closing market price of that on the date of grant. The exercise period of the stock options is from April 1, 2007 to March 31, 2012.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of Bridgestone Corporation:

We have audited the accompanying consolidated balance sheets of Bridgestone Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bridgestone Corporation and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 17 to the consolidated financial statements, certain subsidiaries in the Americas are involved in significant legal matters related to tires which have been voluntarily recalled as announced in August 2000 and a tire replacement campaign.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.



March 30, 2005

Member of
Deloitte Touche Tohmatsu

Directors, Corporate Auditors, and Corporate Officers

Board of Directors

Shigeo Watanabe
Chairman of the Board

Shoshi Arakawa

Masaharu Oku

Tatsuya Okajima

Giichi Miyakawa

Mark A. Emkes*

Akira Inoue

Tomoyuki Izumisawa

Shoji Mizuochi

Yasuo Asami

* Chairman and Chief Executive Officer of Bridgestone Americas Holding, Inc.

Board of Corporate Auditors

Executive Members

Yukio Kanai

Isao Kita

Non-Executive Members

Hiroshi Ishibashi

Toshiaki Hasegawa

Yo Takeuchi

Corporate Officers

Members of the Board Serving Concurrently as Corporate Officers

Shigeo Watanabe
Chief Executive Officer and President

Shoshi Arakawa
Senior Vice President
Responsible for International Operations

Masaharu Oku
Vice President and Senior Officer
Responsible for Tire Production and Distribution
Concurrently responsible for Safety, Quality and Environment

Tatsuya Okajima
Vice President and Senior Officer
Responsible for Original Equipment

Giichi Miyakawa
Vice President and Senior Officer
Responsible for Replacement Tire Sales

Akira Inoue
Vice President and Senior Officer
Responsible for Technology

Tomoyuki Izumisawa
Vice President and Senior Officer
Chief Compliance Officer
Responsible for Corporate Administration

Shoji Mizuochi
Vice President and Senior Officer
Chief Financial Officer
Responsible for Finance, Purchasing and IT & Network
Concurrently Director, Finance Division

Yasuo Asami
Vice President and Senior Officer
Responsible for Diversified Products
Concurrently Director, Chemical Products Division

Vice Presidents and Senior Officers

Hiromichi Odagiri
Chief Representative of Bridgestone Tire Operations in China
Seconded to Bridgestone (China) Investment Co., Ltd.
Chairman and President of Bridgestone (China) Investment Co., Ltd.

Minekazu Fujimura
Seconded to Bridgestone Europe NV/SA
Chairman, CEO and President of Bridgestone Europe NV/SA

Vice Presidents and Officers

Shigehisa Sano
Research & Development and Intellectual Property

Osamu Inoue
Safety, Quality and Environment

Kaoru Fujioka
Steel Cord

Osamu Mori
Electro-Materials

Hiroshi Yamaguchi
Brand Management and Product Planning

Yuji Tomiyasu
Assistant to Vice President and Senior Officer
Chief Compliance Officer
Responsible for Corporate Administration

Kazuo Kakehi
Chemical and Industrial Products Production & Technology
Concurrently Director, Chemical & Industrial Products Production Division

Kazuhisa Nishigai
Tire Production and Distribution

Shuichi Ishibashi
Consumer Tire Business
Concurrently seconded to Bridgestone FVS Corporation

Junya Satou
Commercial Tire Business

Masayuki Okabe
Human Resources and General Affairs
Concurrently Director, Human Resources and General Affairs Division

Yuzou Kumagai
Tire Production Technology
Concurrently Director, Production Machinery Development Division

Jiro Asada
Industrial Products, Civil Engineering and Building Materials & Equipment

Sugio Fukuoka
Original Equipment Sales
Concurrently Director, Original Equipment Tire Sales Division

Toru Tsuda
Tire Development

Asahiko Nishiyama
Seconded to Bridgestone Americas Holding, Inc.
Vice Chairman and President of Bridgestone Americas Holding, Inc.

(as of April 1, 2005)

Major Subsidiaries and Affiliates

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Argentina	**Bridgestone/Firestone Argentina S.A.I.C.**	100.0%	US$100	Manufacture and sale of tires
Australia	**Bridgestone Australia Ltd.**	60.3%	A$18,259	Manufacture and sale of tires
	Bridgestone Earthmover Tyres Pty. Ltd.	100.0%	A$7,000	Sale of off-the-road tires for mining and construction vehicles
Belgium	**Bridgestone Europe NV/SA**	100.0%	€724,668	Holding company for European operations and tire marketing
	Bridgestone Aircraft Tire (Europe) S.A.	100.0%	€1,388	Retread and sale of aircraft tires
Brazil	**Bridgestone/Firestone do Brasil Industria e Comercio Ltda.**	100.0%	R$102,919	Manufacture and sale of tires
Canada	**Bridgestone/Firestone Canada Inc.**	100.0%	C$98,401	Manufacture and sale of tires and sale of automotive components
Chile	**Bridgestone/Firestone Chile, S.A.**	89.7%	US$38,980	Manufacture and sale of tires
	Bridgestone Off-the-Road Tire Latin America S.A.	90.0%	US$3,000	Sale of off-the-road tires for mining and construction vehicles
China	**Bridgestone (China) Investment Co., Ltd.**	100.0%	US$67,730	Management of Chinese tire operations
	Bridgestone (Tianjin) Tire Co., Ltd.	94.5%	US$49,016	Manufacture and sale of tires
	Bridgestone (Shenyang) Tire Co., Ltd.	98.5%	US$20,000	Manufacture and sale of tires
	Bridgestone (Wuxi) Tire Co., Ltd.	100.0%	US$48,340	Manufacture and sale of tires
	Bridgestone Aircraft Tire Company (Asia) Limited	100.0%	HK$21,000	Retread and sale of aircraft tires
Costa Rica	**Bridgestone/Firestone de Costa Rica, S.A.**	98.6%	US$9,631	Manufacture and sale of tires
France	**Bridgestone France S.A.S.**	100.0%	€74,090	Manufacture and sale of tires and sale of automotive components
Germany	**Bridgestone Deutschland G.m.b.H.**	100.0%	€14,000	Sale of tires and automotive components
India	**Bridgestone India Private Ltd.**	100.0%	RP2,753,000	Manufacture and sale of tires
Indonesia	**P.T. Bridgestone Tire Indonesia**	51.0%	US$24,960	Manufacture and sale of tires
Italy	**Bridgestone Italia S.p.A.**	100.0%	€38,775	Manufacture and sale of tires and sale of automotive components
Japan	**Bridgestone Cycle Co., Ltd.**	100.0%	¥1,870,000	Manufacture and sale of bicycles and industrial machinery
	Bridgestone Flowtech Corporation	100.0%	¥484,000	Manufacture and sale of industrial hydraulic hoses
	Bridgestone Elastech Co., Ltd.	100.0%	¥2,000,000	Manufacture and sale of antivibration components
	Bridgestone Kaseihin Seizo Corporation	100.0%	¥450,000	Manufacture and sale of synthetic resin products
	Bridgestone Sports Co., Ltd.	100.0%	¥3,000,000	Manufacture and sale of sporting goods
	Asahi Carbon Co., Ltd.	99.4%	¥1,720,000	Production and sale of carbon black
	Bridgestone Finance Corporation	100.0%	¥50,000	Lending, purchasing of sales receivables, and outsourced processing of accounting and salary payments
	Bridgestone Tire Hokkaido Hanbai K.K. (Bridgestone Tire Hokkaido Sales Co., Ltd.)	100.0%	¥2,033,200	Sale of tires
	Bridgestone Tire Tokyo Hanbai K.K. (Bridgestone Tire Tokyo Sales Co., Ltd.)	100.0%	¥1,050,000	Sale of tires
	Bridgestone Tire Chubu Hanbai K.K. (Bridgestone Tire Chubu Sales Co., Ltd.)	99.7%	¥1,380,000	Sale of tires
	Bridgestone Tire Kyushu Hanbai K.K. (Bridgestone Tire Kyushu Sales Co., Ltd.)	100.0%	¥2,000,000	Sale of tires

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Mexico	**Bridgestone/Firestone de Mexico, S.A. de C.V.**	100.0%	NP455,997	Manufacture and sale of tires
The Netherlands	**Bridgestone Benelux B.V.**	100.0%	€2,515	Sale of tires and automotive components
	Bridgestone Finance Europe B.V.	100.0%	€225	Lending and purchasing of sales receivables
New Zealand	**Bridgestone New Zealand Ltd.**	100.0%	NZ$32,848	Manufacture and sale of tires
Poland	**Bridgestone Poland Sp. z o.o**	100.0%	Zl 558,058	Manufacture and sale of tires
Russia	**Bridgestone C.I.S. L.L.C.**	100.0%	RB68,474	Sale of tires
Singapore	**Bridgestone Singapore Pte., Ltd.**	100.0%	US$674	Natural rubber trading
South Africa	**Bridgestone South Africa Holdings (Pty) Ltd.**	93.7%	ZAR15	Holding company for tire manufacturing and marketing company
Spain	**Bridgestone Hispania S.A.**	99.7%	€56,726	Manufacture and sale of tires and sale of automotive components
Taiwan	**Bridgestone Taiwan Co., Ltd.**	80.0%	NT$810,000	Manufacture and sale of tires
Thailand	**Thai Bridgestone Co., Ltd.**	68.7%	B400,000	Manufacture and sale of tires
	Bridgestone Tire Manufacturing (Thailand) Co., Ltd.	100.0%	B4,700,000	Manufacture and sale of tires
	Bridgestone Natural Rubber (Thailand) Co., Ltd.	100.0%	B340,000	Processing of natural rubber
Turkey	**Brisa Bridgestone Sabanci Lastik Sanayi ve Ticaret A.S.**	42.9%	TL7,441,875,000	Manufacture and sale of tires
United Kingdom	**Bridgestone U.K. Ltd.**	100.0%	£28,035	Sale of tires and automotive components
	Bridgestone Industrial Ltd.	100.0%	£250	Sale of engineered products
U.S.A.	**Bridgestone Americas Holding, Inc.**	100.0%	US$127,000	Holding company for operations in the Americas
	Bridgestone/Firestone North American Tire, LLC	100.0%	US$1	Manufacture and sale of tires
	BFS Retail & Commercial Operations, LLC	100.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	BFS Diversified Products, LLC	100.0%	US$1	Manufacture and sale of roofing materials, synthetic rubber, and other products
	Morgan Tire & Auto, Inc.	74.2%	US$2	Sale of tires and automotive components and automotive maintenance and repair services
	Bridgestone APM Company	100.0%	US$15,000	Manufacture and sale of antivibration components for automobiles and of synthetic resin products
	Bridgestone Aircraft Tire (USA), Inc.	100.0%	US$1	Retread and sale of aircraft tires
Venezuela	**Bridgestone/Firestone Venezolana C.A.**	100.0%	Bs66,700	Manufacture and sale of tires

(as of December 31, 2004)

Major Products

Tires and Tubes

for passenger cars, trucks, buses, construction and mining vehicles, commercial vehicles, agricultural machinery, aircraft, motorcycles and scooters, racing cars, karts, utility carts, subways, monorails

Automotive Parts

wheels for passenger cars, trucks, buses

Industrial Products

Belts
- steel cord conveyor belts
- fabric conveyor belts
- belt-related commodities
- pipe conveyor systems

Hoses
- braided hoses
- hydraulic hoses
- automobile hoses

Antivibration and Noise-Insulating Materials
- air springs
- dampers
- noise-insulating systems

Waterproofing Materials
- water stoppers
- waterproof sheets for civil engineering

Rubber Tracks

Inflatable Rubber Dams

Multi-Rubber Bearings

Marine Products
- marine fenders
- marine hoses
- dredging hoses
- oil booms
- silt barriers

Antivibration Components

for vehicles, railway cars, industrial machinery

Chemical Products

Building Materials and Equipment
- FRP panel water tanks
- unit flooring systems
- steel fiber for concrete reinforcement
- roofing materials
- unit bath systems
- polybutylene pipes and fittings for plumbing systems
- sealing materials for buildings and housing

Thermal Insulating Polyurethane Foam Products

for general building, housing

Flexible Polyurethane Foam Products

for bedding, furniture, vehicles, industry

Ceramic Foam

Electro-Materials

Office Equipment Components
- semiconductive rollers
- other semiconductive components

Performance Film Products
- performance films for plasma display panels, liquid crystal displays, and cathode ray tubes
- photovoltaic module encapsulants
- interlayer adhesive films for laminated glass

Sporting Goods

- golf balls
- golf clubs
- tennis shoes
- tennis rackets
- tennis balls
- golf swing diagnostic system

Bicycles

Other Products

PureBeta Ceramic Dummy Wafers, Holders, Rings, Heaters, Electrodes, and other items

for semiconductor manufacturing

Corporate Data

Head Office
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811 Fax: +81-3-3567-4615
Web site: www.bridgestone.co.jp

Established
1931

Employees
113,699

Independent Auditors
Deloitte Touche Tohmatsu

Technical Centers
Bridgestone Corporation: Tokyo and Yokohama; Japan
Bridgestone Americas: Akron, Ohio, U.S.A.
Bridgestone Europe: Rome, Italy

Consolidated Subsidiaries
435 companies

Shareholder Information

Paid-in Capital
¥126,354 million

Shares
Authorized: 1,500,000,000
Issued: 863,102,321

Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Common Stock Traded
Tokyo, Nagoya, Osaka, Fukuoka

(as of December 31, 2004)

Common Stock Price Range
(Tokyo Stock Exchange)

(¥)

	1999	2000	2001	2002	2003	2004	2005
High	4,120	2,725	1,678	1,975	1,743	2,190	2,145
Low	2,170	938	800	1,305	1,230	1,449	1,950

2005: 1st Quarter

Common Stock Price Index
(relative to Nikkei Stock Average)



270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
COMMON STOCK PRICE INDEX
NIKKEI STOCK AVERAGE
12/88 6/89 12/89 6/90 12/90 6/91 12/91 6/92 12/92 6/93 12/93 6/94 12/94 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01 6/02 12/02 6/03 12/03 6/04 12/04 3/05

Note: Relative value is based on 100 at the end of December 1988.

Bridgestone Corporation

10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
www.bridgestone.co.jp


PRINTED WITH
SOY INK

April 2005
Printed in Japan with vegetable-based ink on recycled paper